KIRKLAND & ELLIS LLP

Monica J. Shilling, P.C.
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monica.shilling@kirkland.com

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June 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

 Re: Ares Capital Corporation
       File No. 814-00663
       Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir/Madam:

On behalf of Ares Capital Corporation (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the verified derivative complaint filed in the United States District Court for the Southern District of New York in case 1:26-cv-04371 on May 26, 2026 by Martin Siegel, derivatively, purportedly on behalf of the Company, as plaintiff, against Ares Capital Management LLC, as defendant.

If you have any questions or comments regarding this submission, please do not hesitate to contact me at 310.552.4355.

Sincerely,

/s/ Monica Shilling

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MARTIN SIEGEL, derivatively on behalf of ARES CAPITAL CORPORATION, Plaintiff, v. ARES CAPITAL MANAGEMENT LLC, Defendant.	No. **VERIFIED COMPLAINT**

Plaintiff Martin Siegel ("Plaintiff"), by his undersigned counsel, brings this action

derivatively on behalf of and for the benefit of Ares Capital Corporation ("ARCC" or the "Fund")

against Ares Capital Management LLC ("Defendant") pursuant to Section 36(b) of the Investment

Company Act of 1940 (the "ICA"), 15 U.S.C. § 80(a)-35(b). The following allegations are based

on knowledge as to Plaintiff and Plaintiff's own actions, and on information and belief as to all

other matters, based on the investigation of Plaintiff's counsel, which included, among other

things, a review and analysis of documents, including filings with the Securities and Exchange

Commission ("SEC"), news reports, and other publicly available materials. Plaintiff believes that

a reasonable opportunity for discovery will yield additional substantial evidentiary support for the

allegations herein.

NATURE OF THE ACTION

1.   Defendant is the investment adviser of ARCC and has systematically inflated the

value of ARCC assets to extract windfall fees paid by ARCC to Defendant in violation of the ICA.

2.   ARCC is a management investment company treated as a business development

company ("BDC") under the ICA and managed by Defendant in return for advisory fees and other fees based on ARCC's portfolio assets. The costs of both the management fee and incentive fee are ultimately borne by ARCC's stockholders such as Plaintiff.

3.　　　　Section 36(b) of the ICA imposes a fiduciary duty on investment advisers to ensure that the compensation they receive from an investment company is not excessive. Defendant breached that fiduciary duty here by receiving investment advisory fees from ARCC that are so disproportionately large that they bear no relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

4.　　　　Defendant's fees were grossly excessive because Defendant assigned inflated values to ARCC's assets and investment income and then collected inflated fees based on those inflated valuations. The fee structure set forth in the advisory agreement between ARCC and Defendant fosters excessive fees because of the inherent conflict that exists by having Defendant serve as the entity that both values ARCC's assets and chooses its portfolio assets (including assets that ultimately result in fees to Defendant even when those assets are ultimately not realized by the Fund).

5.　　　　The inflated values assigned to ARCC's portfolio of assets are underscored by public reports that Defendant and its parent, Ares Management Corporation ("Ares Management"), may be overvalued by about 10%.[1] Additionally, investment management company Vulcan Value Partners released its first-quarter 2026 investor letter on April 22, 2026, which identified Ares Management as a material detractor from performance, noting that publicly traded stock of Ares

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[1] *See* Bailey Pemberton, *Is It Too Late to Consider Ares Management (ARES) After Its Recent Share Price Rebound?*, SIMPLYWALLST (Apr. 22, 2026), *available at* https://simplywall.st/stocks/us/diversified-financials/nyse-ares/ares-management/news/is-it-too-late-to-consider-ares-management-ares-after-its-re.

Management declined 6.2% in 2025 and 31.6% during the first quarter of 2026 as a result of Ares

Management's exposure to software and related artificial intelligence ("AI") fears.[2]

6.   ARCC's overconcentration in software and technology investments further

contributes to the overvaluation of the Company's portfolio. On April 2, 2026, Morgan Stanley

analysts reported that they expect loans to companies in the software sector to result in above-

average defaults of 8% in private credit loans and 5.5% annual defaults in broadly syndicated loans

from the second half of 2026 through the first half of 2027 that will result in subpar returns and

sluggish assets under management ("AUM") growth.[3] ARCC's portfolio companies have a higher

exposure to software than any other industry, reporting a 24% exposure as of December 31, 2025

based on the Global Industry Classification Standard ("GICS"), an industry analysis framework

developed by MSCI (Morgan Stanley Capital International) and S&P Dow Jones Indices. But Ares

Management is wrongly downplaying its *actual* exposure to software investments in ARCC and

Ares Management's other BDCs as fears spread that AI could decimate the software industry.[4]

The Wall Street Journal recently conducted an independent analysis of the software exposure of

four of the largest private-credit fund managers, including Ares Management, using sector tags

from data provider PitchBook and its own analysis, and determined that each of the fund managers

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[2] *See* Soumya Eswaran, Ares Management Corporation (ARES) Fell 31.6% in Q1 Due to AI Fears, YAHOO FINANCE (Apr. 22, 2026), *available at* https://finance.yahoo.com/markets/stocks/articles/ares-management-corporation-ares-fell-134436312.html.

[3] *See* David Hollerith, *Blue Owl shares fall as private debt manager caps major withdrawal requests*, YAHOO FINANCE (Apr. 2, 2026), *available at* https://finance.yahoo.com/news/blue-owl-shares-fall-as-private-debt-manager-caps-major-withdrawal-requests-150008023.html.

[4] *See* Allison Morrow, *More investors flee Blue Owl funds as private credit fears deepen*, CNN (Apr. 2, 2026), *available at* https://www.cnn.com/2026/04/02/business/blue-owl-private-credit-nightcap.

understated their funds' exposure to software.[5] *The Wall Street Journal* concluded that while ARCC reported a 23.8% software exposure as of December 31, 2025, the Fund's actual exposure was nearly 30%.[6] This means that ARCC's software exposure is materially higher than reported and Defendant is understating the risk of those investments.

7.   ARCC's software exposure does not stop at 30% once its affiliated vehicles are considered. Those vehicles include its wholly owned portfolio company and registered investment adviser, Ivy Hill Asset Management, L.P. ("IHAM"), which acts as a strategic aggregator, and its joint venture vehicle, Senior Direct Lending Program ("SDLP"), through which ARCC co-invests with other investors to make larger loans without heavy syndication. Although ARCC's public filings do not separately report IHAM's and SDLP's software exposure, software and technology investments make up a whopping 63% of ARCC's net asset value ("NAV") on a consolidated basis when IHAM and SDLP are included.

8.   ARCC's software exposure is an important consideration when evaluating whether Defendant's fair value determinations on those investments are overstated. According to SS&G Global Intelligence, median software loan bid prices declined to 86% of par in mid-March from 92% of par in February 2026. With ARCC's Software & Services investments marked at roughly par,[7] simply marking these investments to market—as required—would reduce ARCC's NAV by approximately 9%. This likely even understates downside to NAV given that about 29% of

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[5] *See* Jack Pitcher and Matt Wirz, *Private Credit's Exposure to Ailing Software Industry is Bigger than Advertised*, WALL STREET JOURNAL (Mar. 29, 2026), *available at* https://www.wsj.com/finance/investing/private-credits-exposure-to-ailing-software-industry-is-bigger-than-advertised-d80da378.

[6] *Id.*

[7] *See* Ares Capital Corporation Form 10-K for the year ended December 31, 2025, at F-20 (filed on Feb. 4, 2026), *available at* https://www.sec.gov/Archives/edgar/data/1287750/000128775026000006/arcc-20251231.htm ("2025 10-K").

ARCC's software exposure is second lien, subordinated debt, or equity, and 30% or more of investments were originated during the prior zero interest rate policy era that has long ended.

9.   In addition, a significant portion of ARCC's net investment income ("NII") consists of non-cash payment-in-kind ("PIK") income. In a PIK financing, a borrower pays interest by adding the interest to the loan's principal balance rather than paying cash. PIK therefore allows borrowers—often companies facing distress or cash constraints—to defer cash interest until loan maturity, causing the debt balance to grow. When ARCC holds debt instruments that accrue PIK interest, it records income without receiving cash.

10.   As a BDC, ARCC must distribute 90% of its taxable income to stockholders, and PIK interest is taxable even though it does not generate cash. ARCC therefore must fund cash dividends on income it has not received in cash. In 2025, gross PIK interest and dividends accrued by ARCC totaled approximately $490 million, equal to approximately 34% of ARCC's NII, and cash net investment income did not cover the dividend. That PIK income "net of collections" represented a lower percentage of total interest and dividend income, or that most PIK was structured at origination does not negate the fee conflict. Defendant's income-based incentive fees are calculated and paid quarterly on accrued PIK income when booked, regardless of whether that income is later collected in cash. A later "collection" also does not necessarily eliminate the conflict because PIK may be treated as collected through refinancing, restructuring, repayment or replacement debt, even where the borrower has not generated cash sufficient to service the original obligation. And the investment advisory and management agreement between Defendant and ARCC (the "Investment Advisory Agreement") contains no true clawback requiring Defendant to return incentive fees earned on accrued PIK income that ultimately proves uncollectible.

11.   With PIK now making up 34% of NII, cash net investment income not covering the dividend, and ARCC stock trading below NAV, ARCC can no longer use equity issuances to bridge the cash shortfall. This level of PIK further supports that Defendant's incentive fees—which are calculated using net investment income that includes accrued PIK income—are being earned on income ARCC may never collect and that may not reflect true economic returns.

12.   ARCC is also increasingly transferring riskier or underperforming assets to IHAM and SDLP, which has the effect of making ARCC's reported metrics appear stronger. Although ARCC does not consolidate IHAM and SDLP, the financial statements of those investment vehicles indicate that ARCC's leverage is materially understated and that equity risk represents a significant portion of ARCC's NAV. As a result, a meaningful portion of ARCC's reported income, asset values, and overall stability appears to derive from structural features within the Ares Management platform—not from core investment management functions such as credit selection, underwriting, and monitoring, which ARCC pays Defendant to provide as its adviser. Those facts further support the conclusion that Defendant's fees are grossly excessive and disproportionate to the services it provides to ARCC.

13.   Defendant is nevertheless collecting full advisory fees based on its overvaluation and the benefits ARCC realizes from structural features, as opposed to management and advisory services. While the aggregate amount of fees paid to Defendant by ARCC has increased by over 53% over the last five years—from $504 million in 2021 to $773 million in 2025—the increased fees were not accompanied by a proportionate increase in the services it provided to ARCC or the cost of providing investment management services to ARCC.

14.   The increase in fees paid by ARCC resulted in increased profits for Defendant at the expense of ARCC and its stockholders.

15.   Plaintiff brings this action to (i) recover for ARCC the excessive and unlawful investment advisory fees extracted by Defendant in violation of its fiduciary duty under Section 36(b) of the ICA; and (ii) rescind the investment advisory and management agreement pursuant to Section 47(b) of the ICA.

JURISDICTION AND VENUE

16.   This is a derivative action brought by Plaintiff on behalf of ARCC pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b).

17.   The Court has subject matter jurisdiction over these claims pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80(a)-43, and 28 U.S.C. § 1331.

18.   Personal jurisdiction and venue are proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391(b). ARCC is headquartered in this district, Defendant transacts business in this district, Defendant's agent for service of process is located in this district, Defendant's managers work out of offices located in this district, and many of the acts and transactions giving rise to Plaintiff's claims occurred in this district.

19.   No pre-suit demand on ARCC's board of directors (the "Board") is required, as the requirements of Fed. R. Civ. P. 23.1 do not apply to actions brought under Section 36(b) of the ICA. *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 542 (1984).

THE PARTIES

A.   Plaintiff

20.   Plaintiff is a stockholder of ARCC and has continuously owned shares of ARCC since at least September 2021.

B.   Defendant

21.   Defendant is a Delaware limited liability company registered with the SEC as an investment adviser under the Investment Advisers Act. Defendant is registered as a limited liability

company authorized in the State of New York and has offices located at 245 Park Avenue, New York, NY 10167. Defendant is a wholly owned subsidiary of Ares Management and part of the Ares Credit Group. Defendant focuses on credit strategies across the non-investment grade credit universe utilizing a range of credit assets, including liquid credit, alternative credit, direct lending, and opportunistic credit products.[8]

22.   Defendant provides investment management services to 37 public and private pooled investment vehicles, including ARCC and a non-traded Ares Management-affiliated BDC, Ares Strategic Income Fund, and other separately managed accounts and other institutional clients.[9] Defendant provides most of the services necessary for the origination of ARCC's investment portfolio.

C.   Non-Party Ares Management

23.   Ares Management is a publicly traded alternative investment management company whose common stock is listed on the New York Stock Exchange under the ticker "ARES." As of December 31, 2025, Ares Management had $623 billion AUM.

24.   Ares Management sponsors and controls ARCC as a publicly traded BDC and Ares Strategic Income Fund as a non-public BDC. Each BDC holds predominantly illiquid private credit assets and pays advisory fees to one of Ares's affiliated advisers, including Defendant. Each BDC maintains its own board of directors and audit committee, which are responsible for overseeing the adviser's fees, valuation process, fair value determination and related governance function.

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[8] *See* Ares Capital Management LLC, Form ADV Part 2, Firm Brochure (filed with the SEC on Mar. 27, 2026),   *available*   *at* https://files.adviserinfo.sec.gov/IAPD/Content/Common/crd_iapd_Brochure.aspx?BRCHR_VRSN_ID=1030224

[9] *See* Ares Capital Management LLC, Form ADV, filed with the SEC on Mar. 27, 2026), *available at* https://files.adviserinfo.sec.gov/IAPD/content/viewform/adv/Sections/iapd_AdvAdvisoryBusinessSection.aspx?ORG_PK=131619&FLNG_PK=00EFF9AC000801F101301B92006F0295056C8CC0.

25.   Ares Management originates deals centrally and allocates them across its multiple affiliated vehicles, including private funds and collateralized loan obligations ("CLOs"), among others, all of which pay fees to Ares Management, directly or indirectly.

26.   Ares Management's investment groups include: (i) Credit (which includes investments in non-investment grade capital credit markets across direct lending, alternative credit, liquid credit, opportunistic credit and APAC credit strategies), (ii) Real Assets (which includes investment equity and debt strategies across real estate and infrastructure investments), (iii) Secondaries (which includes investments in secondary markets across private equity, real estate, infrastructure and credit asset class strategies); (iv) Private equity (provide control and significant influence capital solutions to drive shared long-term success), and (v) Other Businesses, which includes investments in insurance and a venture capital business.

27.   Defendant is part of the Ares Credit Group, and ARCC is one of Ares Management's direct lending vehicles.

D.   Non-Party ARCC

28.   ARCC is a Maryland corporation headquartered at 245 Park Avenue, New York, NY 10167. ARCC closed its initial public offering on October 8, 2004, and its common stock trades on the NASDAQ under the symbol "ARCC." ARCC has elected to be regulated as a BDC under the ICA.

THE ICA'S STATUTORY AUTHORITY AND FRAMEWORK

29.   An investment fund pools capital from investors in order to pursue a common investment strategy. Investment funds are managed by professional asset managers who are paid a fee, plus expenses, by investors. Before the ICA, this separation of the ownership of the investment funds from the control over the funds led to substantial conflicts of interest. In an effort

to mitigate conflicts of interest and protect the public from abuses in the investment fund industry, the ICA was enacted along with the Investment Advisers Act of 1940.

30.   The ICA regulates the structure and operations of investment funds. The ICA seeks to protect the public primarily by requiring full disclosure of financial conditions and investment policies, and restricts risky practices like excessive leverage. The ICA details rules and regulations that investment companies must follow when offering and maintaining investment product securities, and imposes registration requirements, mandatory disclosure requirements, balance sheet constraints and fund governance rules.

31.   With respect to governance, the ICA requires that at least 40% of the investment company's directors be unaffiliated with its adviser, sponsor, or other key affiliates. The ICA also limits transactions between funds and affiliated parties, and imposes fiduciary duties on officers, directors, and investment advisers.

32.   Section 36(b), 15 U.S.C. § 80(a)-35(b), was added to the ICA in 1970 after the SEC determined in the 1960s that investment advisers were still charging investment funds excessive fees that were "substantially higher" than rates they charged other clients.[10]

33.   Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services, specifically providing that:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser … who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such

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[10] *See A Study of Mutual Funds Prepared for the Securities and Exchange Commission by the Wharton School of Finance and Commerce*, H.R. Rep. No. 2274, p. 296 (1962).

compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

34.   Under the ICA, "scrutiny of investment adviser compensation by a fully informed mutual fund board … and shareholder suits under § 36(b) are mutually reinforcing but independent mechanisms for controlling adviser conflicts of interest."[11]

35.   The test for determining whether fee compensation paid to an investment adviser is excessive is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances."[12]

36.   If an adviser charges a fee that is "so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining," the adviser has violated Section 36(b).[13]

37.   To make this determination, courts consider the following non-exclusive factors set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1981):

(1)   the nature and quality of services being paid for by the fund and its investors;

(2)   whether the trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;

(3)   what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;

(4)   whether savings from economies of scale were passed to the funds and their investors or kept by the investment adviser; and

(5)   the costs of providing investment management services and the profitability of providing those services to the funds.

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[11] *Jones v. Harris Assocs. L.P.*, 559 U.S. 335, 336 (2010) (citations omitted).

[12] *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2nd Cir. 1981).

[13] *Id.*

38.   There is no requirement to make a conclusive showing as to each *Gartenberg* factor and the factors are non-exclusive. The court should consider "all relevant circumstances" where other factors merit consideration when considering whether the fees charged by an adviser violated Section 36(b).[14]

39.   In addition, as a safeguard for investors against fund agreements that violate the ICA, Section 47(b) of the ICA makes contracts made in violation of the ICA unenforceable and allows rescission of such contracts:

(1)   A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party … unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this subchapter.

(2)   To the extent that a contract described in paragraph (1) has been performed, a court may not deny rescission at the instance of any party unless such court finds that under the circumstances the denial of rescission would produce a more equitable result than its grant and would not be inconsistent with the purposes of this subchapter.

15 U.S.C. § 80a-46.

40.   Thus, if the Investment Advisory Agreement violates Section 36(b), then it is subject to rescission under Section 47(b).

ARCC'S ORGANIZATION AND OPERATIONS

A.   Background of ARCC

41.   ARCC is an externally managed, closed-end management investment company that, as of March 31, 2026, was the largest publicly traded BDC by market capitalization and had approximately $30 billion of total assets.

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[14] *Jones*, 559 U.S. at 347.

42.   BDCs were established by Congress in 1980 as part of the Small Business Development Act, which primarily sought to encourage the flow of capital to small and middle market companies at a time when bank balance sheets were strained.[15] BDCs typically serve as a vehicle for investors to participate in direct lending to middle market companies.[16] The vast majority of BDCs were created in the last 15 years as the direct lending market scaled and matured.

43.   BDCs earn money primarily through the interest payments they receive for the capital they lend.[17] They also collect income from origination and prepayment fees and other lending-related charges.[18] In some instances, BDCs take equity stakes in their portfolio companies and can realize capital gains. As of March 2025, BDC assets under management exceeded $475 billion.[19]

44.   ARCC has also elected to be treated as a regulated investment company ("RIC") for U.S. federal income tax purposes. RICs can pass income through to investors, avoiding double taxation where both the RIC and the investors pay tax on the same income. The pass-through income allowable by RICs means the Fund avoids paying corporate income taxes on profits passed on to its stockholders. The only imposed income tax is on individual stockholders.

45.   Investment companies must meet certain obligations and criteria in order to qualify as a RIC. A RIC must earn at least 90% of its income from capital gains, interest, or dividends

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[15] *The Basics of BDCs,* HPS INVESTMENT PARTNERS (Nov. 24, 2025), *available at* https://d1io3yog0oux5.cloudfront.net/_0299df454c749dd6f731c180d3637cab/hlend/db/2175/46305/file/HPS+Basics+of+BDCs.pdf.

[16] *Id.*

[17] *See* Jonathan Kandell, *It's Not Business as Usual for BDCs*, Institutional Investor (July 23, 2025), *available at* https://www.institutionalinvestor.com/article/its-not-business-usual-bdcs.

[18] *Id.*

[19] *The Basics of BDCs,* HPS INVESTMENT PARTNERS (Nov. 24, 2025), *available at* https://d1io3yog0oux5.cloudfront.net/_0299df454c749dd6f731c180d3637cab/hlend/db/2175/46305/file/HPS+Basics+of+BDCs.pdf.

from investments. It must also distribute a minimum of 90% of its net investment income in the form of interest, dividends, or capital gains to its stockholders. Additionally, at least 50% of the Fund's assets must be in cash, cash equivalents, or securities.

46.   ARCC's investment strategy focuses on primarily originating and making loans to, and making debt and equity investments in, U.S. middle-market companies, with a focus on originated transactions sourced through the networks of Defendant and the broader Ares Management platform. ARCC's investment strategy has not changed during the relevant period.

47.   ARCC's portfolio investments consist primarily of first lien debt instruments, but also include investments in second lien debt, subordinated debt, and common and preferred equity investments. ARCC invests in companies in various industries, with its largest investments in software (22%), financial services (13%), and healthcare equipment and services (11%), as of March 31, 2026.

48.   As of March 31, 2026, ARCC had investments in 607 portfolio companies, with investment sizes ranging between $30 million and $500 million in each.

49.   ARCC is overseen by a Board consisting of ten directors, six of whom are claimed to be "independent" directors. The Board has established three standing committees: an Audit Committee, a Nominating and Governance Committee, and a Co-Investment Committee. ARCC does not maintain a separate compensation committee; instead, the role of the compensation committee is performed by the Audit Committee. Seven of the directors on the ARCC Board oversee at least one other fund managed by Defendant and/or its affiliates.

50.   Like many other investment funds, ARCC does not have employees or facilities of its own. ARCC's operations are conducted by related-party service providers pursuant to contracts with Defendant.

51.   The Board is responsible for selecting, monitoring, and overseeing ARCC's service

providers, including its investment adviser, and approving all agreements with service providers,

among other things.

B.   ARCC's Reliance on Affiliated Vehicles Masks Leverage and Portfolio Risk

52.   Defendant serves as the investment adviser of both ARCC and Ares Strategic

Income Fund, and both funds share significant investment overlap and often co-invest in similar

private, senior-secured, middle-market company loans.

53.   ARCC utilizes financing and securitization structures (including bank facilities and

CLOs) and interacts with affiliated entities IHAM and SDLP.

54.   IHAM is an asset manager and SEC-registered investment advisor that is a wholly

owned portfolio company of ARCC. IHAM manages a substantial portfolio of CLOs and private

investment funds in middle market credit. ARCC uses IHAM as a strategic aggregator to manage

credit assets and boost returns. As of December 31, 2025, IHAM managed 23 vehicles and had

assets under management of approximately $14.6 billion, and the amortized cost and fair value of

IHAM was approximately $2.2 billion and $2.4 billion, respectively. In 2025, IHAM purchased

$3.7 billion of loans from ARCC.

55.   SDLP is a joint venture established by ARCC and Varagon Capital Partners to

invest in first lien, senior secured and unitranche loans to middle market companies. ARCC and

other BDCs managed by Defendant and its affiliates directly co-invest with SDLP. As of

December 31, 2025, SDLP held loans to 39 borrowers, providing a portfolio that represents

approximately 3.8% of ARCC's total investment portfolio.

56.   Utilizing IHAM and SDLP as affiliated vehicles to manage ARCC's credit funds

allows ARCC to mask reported leverage because ARCC does not consolidate certain affiliated vehicles that are themselves highly levered. Further, the scale of asset transfers to IHAM and the treatment of those assets post-transfer have the effect of improving ARCC's reported portfolio metrics without improving underlying economic performance.

C.   ARCC's Recent Performance

57.   On April 28, 2026, ARCC issued its financial results for the first quarter of 2026. Those results reflected weakening performance: ARCC reported core earnings per share of $0.47, missing expectations and down from $0.50 in the prior year. On a GAAP basis, ARCC's net increase in stockholders' equity resulting from operations was $0.13 per share, representing a decline of 68.3%. The Fund also reported quarterly revenue of $763 million during the quarter, 4.5% below the consensus estimate of $776.4 million, but showed ample funding. ARCC further reported that its unrealized net losses jumped to $412 million in the first quarter of 2026, up from $83 million a year earlier. As of ARCC's April 28 earnings date, its share price was down 6.5% year-to-date, and NAV per share had decreased by $0.35.

58.   At the same time, ARCC's first quarter marks showed little adjustment for software and other higher-risk loans, despite analyst expectations that valuations would reflect those risks. Software was a key area of market concern as investors focused on AI-related disruption, elevated leverage, and weakening secondary market prices for software borrowers. ARCC's exposure to that sector was significant: Software & Services remained its largest reported industry exposure, representing approximately 22% of ARCC's portfolio as of March 31, 2026. According to ARCC's first-quarter filing, only a handful of software loans were marked lower than their prior quarter[20] valuations.

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[20] *See* Ares Capital Corporation, Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (filed with the SEC on Apr. 28, 2026, at 7 ("Q1 2026 10-Q"), *available at* https://www.sec.gov/Archives/edgar/data/1287750/000162828026027688/arcc-20260331.htm; *see also* Patturaja Murugaboopathy and Matt Tracy, *Ares Capital Corp's software valuations steady despite*

59.   That limited valuation response is significant because ARCC's concentration in software and technology investments both heightens investor concerns and increases the risk that the Fund's portfolio is overvalued.

60.   The private credit sector has come under increased scrutiny as AI-related disruption, fund outflows, and credit-stress concerns have pressured alternative asset managers' stocks. Much of that pressure has been tied to software-sector repricing, as AI-driven disruption has raised concerns about software borrowers' valuations and credit quality. Shortly before ARCC released itsfirst-quarter 2026 results, investors in Ares Strategic Income Fund, a non-public BDC affiliated with Ares Management, submitted unprecedented redemption requests.[21] Those requests were reportedly driven by concerns about private-credit risk, market volatility, and potential AI-driven disruption at portfolio companies.[22] The redemption pressure also reflected valuation concerns, including investor concern that loans—particularly software-company loans—were not worth their recorded values.[23] Following a first quarter 2026 surge in investor withdrawal requests representing $1.2 billion, or 11.6% of shares outstanding, Ares Management capped redemptions at 5%.[24] Ares Management itself has lost over 20% of its market value this year alone.

concerns, REUTERS (Apr. 28, 2026), *available at* https://www.msn.com/en-us/money/companies/ares-capital-corp-s-software-valuations-steady-despite-concerns/ar-AA21WecZ.

[21] *See* Selena Li, *No signs of major default cycle in private credit, Ares CEO Says*, REUTERS (Apr. 15, 2026), *available at* https://www.investing.com/news/stock-market-news/no-signs-of-major-default-cycle-in-private-credit-ares-ceo-says-4614375.

[22] *See How Ares Strategic Income Fund's Redemption Cap Will Impact Ares Management (ARES) Investors,* SIMPLY WALL ST (Mar. 24, 2026), *available at* https://finance.yahoo.com/markets/stocks/articles/ares-strategic-income-fund-redemption-220510517.html.

[23] *See* Maureen Farrell, *New Limits on Investors and a Debt Downgrade Add to Private Credit Woes*, NEW YORK TIMES (Mar. 24, 2026), *available at* https://www.nytimes.com/2026/03/24/business/moodys-private-credit-downgrade.html; Alex Nicoll, *Ares is the latest private credit player to limit withdrawals after investors ask to redeem their money*, BUSINESS INSIDER (Mar. 24, 2026), *available at* https://www.businessinsider.com/ares-limits-private-credit-fund-withdrawals-2026-3.

[24] *Id.*

DEFENDANT IS ARCC'S INVESTMENT ADVISER
AND VALUATION DESIGNEE

61.   Defendant serves as the investment adviser to, and manages the day-to-day operations of, ARCC pursuant to the terms of the Investment Advisory Agreement. Defendant's services under the Investment Advisory Agreement are not exclusive, and Defendant is free to provide similar advisory services to other entities, including Ares Management-affiliated funds such as Ares Strategic Income Fund.

62.   Defendant is responsible for managing the Fund's portfolio of securities, including determining the composition of ARCC's portfolio and the nature and timing of any changes to the portfolio, structuring investments, determining the investments that ARCC makes, retains or sells, and determining the fair value of debt and equity securities that are not publicly traded and whose market prices are not readily available.

63.   Defendant is also the valuation designee (the "Valuation Designee") of ARCC's portfolio investments pursuant to SEC Rule 2a-5 under the ICA, 17 C.F.R. § 270.2a-5.

64.   SEC Rule 2a-5 establishes a framework for how BDCs determine the fair value of their investments. It requires investment companies to assess valuation risks and set fair value methodologies, and it allows boards to designate the investment adviser for valuation, subject to board oversight.

65.   ARCC's Board is charged with overseeing Defendant's valuation process. While ARCC's public filings state that the valuation designee's valuation process and fair value determination are subject to the oversight of the Board, the Board's role in that process is not detailed. Nonetheless, under Rule 2a-5, the Board retains ultimate responsibility for fair valuation determinations.

66.   ARCC's portfolio comprises so called "Level 3" assets, meaning debt and equity securities that are not publicly traded or whose market prices are not readily available, so the fair value of those assets come from models controlled by Defendant.

67.   The determination of fair value of ARCC's portfolio investments is determined by Defendant quarterly, as part of a conflict-ridden process that may include a third-party valuation provider ("IVP"). Specifically, the value of illiquid private credit instruments—assets lacking observable market quotations—is determined by Defendant using an analysis controlled by Defendant, while Defendant is paid higher fees based on higher valuations. Those fees are paid out of ARCC's assets, and economically, ARCC's stockholders bear the cost dollar-for-dollar through reduced equity.

68.   In other words, Defendant is the same affiliated entity that determines NAV and also directly benefits from higher NAV. This alignment creates an inherent incentive for Defendant to inflate, stabilize, or delay markdowns of portfolio valuations, particularly during periods of credit spread widening or liquidity stress.

THE ADVISORY COMPENSATION STRUCTURE

69.   All investment professionals are provided by and paid for by Defendant, and ARCC reimburses both Defendant and its administrator for its allocable portion of the compensation paid by Defendant to ARCC's Chief Compliance Officer and Chief Financial Officer and their respective staffs.

70.   ARCC bears all other costs and expenses of its operations, administration and transactions, including (i) investment advisory fees, including management fees and incentive fees, to Defendant pursuant to the Investment Advisory Agreement; (ii) administrative fees for its allocable portion of overhead and other expenses incurred by ARCC's administrator, Ares

Operations, LLC, a subsidiary of Ares Management; and (iii) all other costs and expenses of its operations and transactions.

71.   The fees ARCC pays Defendant for its advisory services are governed by the Investment Advisory Agreement.

72.   The Investment Advisory Agreement is to be approved annually by a majority of the ARCC Board, as well as a majority of the independent directors. On May 13, 2025, the Board approved the current Investment Advisory Agreement.

73.   Pursuant to the Investment Advisory Agreement, ARCC pays Defendant fees for its investment advisory services consisting of two components: a management fee and an incentive fee.

A.   Management Fee

74.   Defendant is paid a base management fee of 1.5% of ARCC's gross assets financed using leverage up to 1.0x debt to equity; and a base management fee of 1% on gross assets using leverage over 1.0x debt to equity. The base management fee is based on the average value of ARCC's total assets, including assets purchased with leverage, as opposed to net assets.

B.   Incentive Fee

75.   ARCC pays Defendant an incentive fee with two separate components: an income-based incentive fee and a capital gains incentive fee.

76.   The income-based incentive fee is calculated quarterly. Defendant receives 20% of ARCC's pre-incentive fee net investment income after ARCC clears a 1.75% quarterly hurdle, subject to a catch-up between 1.75% and 2.1875%. Within that catch-up range, Defendant receives 100% of pre-incentive fee net investment income until its incentive fee equals 20% of all pre-incentive fee net investment income for the quarter; above 2.1875%, Defendant receives 20% of

the excess. This rate is at the high end of the range charged by externally managed BDCs and is particularly significant given ARCC's status as the largest publicly traded BDC.

77.   Pre-incentive fee net investment income consists of dividends, interest, and fee income accrued by ARCC, less operating expenses. Because the calculation uses accrued income, it includes amounts ARCC has not received in cash, including income from deferred-interest investments such as original issue discount, debt instruments with PIK interest, and zero-coupon securities.

78.   That feature creates a risk of future nonpayment, even as ARCC issues quarterly payments to Defendant as if it had been paid in cash. When a borrower pays PIK interest, ARCC records income even though cash collection depends on future repayment or refinancing. If the borrower defaults or cannot refinance at maturity, ARCC may never collect the cash corresponding to that accrued income. Defendant nevertheless receives quarterly cash incentive fees on accrued PIK income when earned, and the Investment Advisory Agreement does not require Defendant to return those fees if the accrued income later proves uncollectible. Thus, PIK income allows Defendant to collect cash fees on non-cash, contingent income while ARCC and its stockholders retain the collection risk.

79.   The second component—the capital-gains incentive fee—is payable annually in arrears and equals 20% of cumulative realized capital gains from October 8, 2004, the date ARCC completed its IPO, net of cumulative realized capital losses and unrealized capital depreciation.

C.   **The Magnitude of Advisory Fees Paid by ARCC**

80.   To the extent Section 36(b) provides a damages limitation "start date" (but no corresponding end date), damages are limited to only those excessive fees charged during the

period beginning one year prior to the complaint filing (but extending through the pendency of the action).

81.   On February 4, 2026, ARCC reported its advisory fees for the year ended December 31, 2025.[25] The aggregate amount of fees ARCC paid to Defendant has increased by 53% over the last five years, from $504 million in 2021 to $773 million in 2025.

82.   The table below sets forth the investment management fees and incentive fees that ARCC paid to Defendant over the past five years:

	2021	2022	2023	2024	2025
Management Fees	$253 million	$305 million	$323 million	$374 million	$425 million
Income-Based Incentive Fees	$225 million	$252 million	$328 million	$364 million	$348 million
Capital Gains Incentive Fees	$26 million	--	--	--	--
Total Fees	$504 million	$557 million	$651 million	$738 million	$773 million

83.   The magnitude of Defendant's fees is even more striking when compared to the realized cash return delivered to ARCC stockholders. In 2025, ARCC paid Defendant approximately $773 million in advisory fees. During that same year, ARCC paid stockholders approximately $1.264 billion in dividends and recognized approximately $20 million of net realized losses, resulting in approximately $1.244 billion of dividends net of realized losses. Defendant's advisory fees therefore equaled approximately 62% of the net realized amount delivered to stockholders that year.

84.   The disparity is even more pronounced when Defendant's advisory fees are treated as a cash expense borne by ARCC and its stockholders. Subtracting Defendant's $773 million in

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[25] *See* Ares Capital Corp, 2025 10-K at 85, *available at* https://www.sec.gov/Archives/edgar/data/1287750/000128775026000006/arcc-20251231.htm#i140dd07bffbd43b8a70eccc1b6320af8_199.

advisory fees from the approximately $1.244 billion of dividends net of realized losses leaves approximately $471 million of residual realized cash benefit to stockholders. On that basis, Defendant extracted approximately $1.62 in advisory fees for every $1.00 of residual realized cash benefit delivered to ARCC stockholders in 2025.

85.   This comparison underscores the economic disproportionality of Defendant's compensation. Defendant collected hundreds of millions of dollars in cash advisory fees in a year when ARCC's realized investment performance was burdened by realized losses and stockholder distributions were increasingly dependent on income streams that included substantial non-cash PIK income. Put differently, Defendant's fee structure allowed it to capture a disproportionate share of the Fund's realized cash economics while ARCC and its stockholders bore the risk that accrued, non-cash income and marked asset values would not ultimately be realized, without any corresponding or appropriate clawback mechanism requiring Defendant to return fees previously earned on unrealized income.

DEFENDANT EXTRACTED EXCESSIVE FEES FROM ARCC

A.   Defendant's Compensation Structure Generates Excessive Fees.

86.   The Investment Advisory Agreement includes an advisory fee structure based on ARCC's gross assets, which is problematic for several reasons.

87.   First, ARCC's assets are Level 3 assets, meaning debt and equity securities that are not publicly traded or whose market prices are not readily available. This means that the value of those assets is determined by Defendant and comes from models controlled by Defendant. Defendant's fee is based on those self-interested fair value determinations.

88.   Second, PIK interest is capitalized into the principal balance and amortized cost basis of the underlying investment. As a result, ARCC records additional investment income and

a higher contractual amount owed, even though it has not received corresponding cash and ultimate collection may depend on the borrower's future ability to refinance or repay. To the extent those accrued amounts are reflected in the asset's fair value, they also increase the total asset base on which Defendant's management fee is calculated.

89.   Third, Defendant's incentive fee is based on a percentage of pre-incentive fee net investment income, which includes, in the case of investments with a deferred interest feature (such as a PIK interest), accrued income that ARCC may not have received in cash. Thus, in instances where Defendant has received an incentive fee based on deferred income that is ultimately uncollected by ARCC, the Investment Advisory Agreement fee structure does not provide for a clawback requiring Defendant to return the incentive fees previously received on that unrealized interest income. Although future NII may be lower if the investment later stops accruing income, is placed on non-accrual, or is written down, that future effect does not compensate ARCC for cash incentive fees already paid to Defendant on income that was never actually realized.

90.   These three features of Defendant's compensation framework not only result in excessive advisory fees, but also fail to address inherent conflicts of interest associated with Defendant's management services and compensation.

> **1.   Defendant Controls and Determines the Fair Value of ARCC's Portfolio Investments and Higher Valuations of Those Assets Result in Higher Fees to Defendant**

91.   As ARCC's Valuation Designee, Defendant's valuation practices suffer from inherent conflicts of interest because Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees (amounting to $425 million in 2025) and incentive fees ($348 million), including fees on non-cash PIK income.

92.   An analysis of Defendant's valuation practices shows that Defendant maintains value marks of ARCC's portfolio assets at levels that are inconsistent with observable market evidence, economic conditions, and the evolving risk profile of the Fund's portfolio.

93.   For the first quarter of 2026, ARCC reported NAV per share of $19.59, down from $19.94 in the prior quarter. For the last several months, ARCC's common stock has traded at a near 10% discount to NAV. Yet, Defendant has collected management fees on assets that the market has priced at lower levels, thereby resulting in excessive management fees to Defendant.

94.   In addition, ARCC reported that the fair value of its assets was $29.499 billion for the first quarter 2026, versus an amortized cost of $29.648 billion, reflecting net unrealized depreciation in the portfolio. The existence of some depreciation, however, does not establish that Defendant's marks fully reflected the portfolio's economic risk or that further write-downs were unwarranted. Instead, the gap confirms that Defendant's valuation judgments directly affect ARCC's reported NAV and, because Defendant's advisory fees are calculated on ARCC's asset base, the amount of fees Defendant collects.

95.   ARCC's stock trading at a discount to NAV further suggests that the market does not fully credit ARCC's reported asset values. Taken together with the fact that amortized cost exceeds fair value, this supports the conclusion that Defendant is overvaluing ARCC's portfolio assets with marks do not fully reflect the economic risk in the portfolio.

2.   Defendant Benefits from PIK Interest in ARCC's Portfolio Because It Increases the Gross Assets on Which Defendant's Management Fee Is Based.

96.   A significant portion of ARCC's NII is non-cash (or PIK income). When excluding contributions from ARCC's affiliated vehicles IHAM and SDLP, PIK represents roughly half of

remaining earnings. Moreover, as of March 31, 2026, PIK income represented 15.2% of investment income, which is high relative to peers (which average ~9%).[26]

97.   As recognized by financial news sources, ARCC's higher-than-average PIK interest differs from other highly rated BDCs in a riskier way in that more of the investment income booked by ARCC is in the form of IOUs (PIK), not cash in hand.[27] In recent years, Ares Management has allowed many borrowers to defer paying cash interest with PIK, and in 2025, noncash PIK interest and dividends were nearly $490 million, or 34% of ARCC's NII.[28] A decade ago, PIK was 8% of ARCC's NII. In most of the past 10 years, ARCC's dividend payouts have not been covered by the cash components of its NII and dividend income, and ARCC has had to rely on money from loan repayments, investment gains, and capital inflows to satisfy its dividend obligations.[29] This shows the disconnect between fee-bearing income and likelihood of realized economic returns.

98.   Moreover, PIK interest increases ARCC's future investment income, which increases its gross assets, and as a result increases Defendant's management fee. Yet PIK instruments carry an increased credit risk and may become uncollectible by the Fund. And even though some of the PIK interest may be uncollected by the Fund, Defendant's management fee is nevertheless calculated on ARCC's gross assets, which include PIK interest. Thus, to the extent

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[26] *See* Rubicon Associates, *Ares Capital: Double-Digit Yield From A Gold Standard BDC*, SEEKING ALPHA (May 5, 2026), *available at* https://seekingalpha.com/article/4898334-ares-capital-double-digit-yield-from-a-gold-standard-bdc; *Fitch Expects to Rate Ares Capital Unsecured Notes 'BBB,'* FITCH RATINGS (May 5, 2026), *available at* https://www.fitchratings.com/research/corporate-finance/fitch-expects-to-rate-ares-capital-unsecured-notes-bbb-05-05-2026; *Ares Capital Corporation: The Titan of Private Credit – And A 9% Dividend*, OPPORTUNITYCOSTS.SUBSTACK.COM (Nov. 30, 2025), *available at* https://opportunitycosts.substack.com/p/ares-capital-corporation-the-titan.

[27] *See* Bill Alpert, *This Big Private-Credit Fund Is Riskier Than It Looks*, BARRONS (May 6, 2026), *available at* https://www.barrons.com/articles/ares-private-credit-funds-risk-ed2dd7f1?st=keszyQ.

[28] *Id.*

[29] *Id.*

Defendant's management fee in 2025 was attributable to PIK income that was uncollected by ARCC, Defendant's management fee was excessive.

3. Defendant Benefits from Increased Incentive Fees from PIK Interest Even When ARCC Is Harmed by Unrealized Investment Income

99.   Defendant's incentive fee includes a component based on 20% of NII above a 1.75% quarterly hurdle. PIK income flows into NII despite generating zero cash, thereby directly increasing the income-based incentive fee. At the same time, accrued PIK interest is capitalized in the value of portfolio investments and included in the Fund's gross assets, which form the basis for the management fee, thereby increasing that fee as well. In addition, by increasing reported asset values and delaying the recognition of unrealized depreciation and realized losses, PIK income increases the magnitude of capital gains incentive fees, which are calculated net of such losses and depreciation. Accordingly, a single PIK dollar benefits Defendant across all three components of its compensation.

100.   Defendant's incentive fees are also paid on income that remains contingent on the borrower's future ability to refinance or repay the underlying obligation, and the fee structure set forth in the Investment Advisory Agreement does not require repayment of incentive fees previously paid on income that ultimately proves uncollectible by the Fund**.**

101.   Defendant thus receives excessive incentive fees when the Fund does not ultimately realize that interest income.

B.   The *Gartenberg* Factors

102.   The amount of advisory fees that Defendant extracted and retained from ARCC is so disproportionately large that it bears no reasonable relationship to the services rendered in exchange for that fee, and could not have been negotiated through arms-length bargaining, as demonstrated by applying the *Gartenberg* factors.

1. *Gartenberg* Factor 1: Nature and Quality of the Services Rendered

103.   ARCC primarily invests in Level 3 private credit assets that require active monitoring and valuation.

104.   Defendant has systematically maintained fair value marks for ARCC's portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the changing risk profile of its portfolio—particularly its PIK securities positions.

105.   Defendant's improper valuation is incentivized by the inherent structural conflicts in which Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees and incentive fees (totaling $773 million in 2025 alone), which include fees that are based, in part, on non-cash PIK income or other deferred income that Defendant is not obligated to return even if the asset is later determined to be uncollectible by the Fund.

106.   Had Defendant assigned accurate (lower) marks to ARCC's portfolio assets, that would directly reduce its advisory fees.

2. *Gartenberg* Factor 2: Profitability to the Adviser

107.   While information concerning Defendant's profitability in providing services to ARCC is not publicly available, there are indications that Defendant's profits are substantially higher than average, and therefore that the advisory services Defendant provides to ARCC are highly profitable to Defendant.

108.   Public filings of Ares Management include meaningful data on its fee-related earnings ("FRE") margins. Given that Defendant is Ares Management's subsidiary entity

receiving fees from more than 40 pooled investment vehicles and operates within the same broad

platform, similar economics and margins would apply to Defendant.[30]

109.   As of March 31, 2026, Ares Management reported $464.4 million in fee-related

earnings, fee-paying AUM of $399.6 billion, and an FRE margin of 42.4%.

110.   According to two 2025 studies on advisory firm profitability, registered investment

advisory firms typically average profit margins ranging from 25% up to 40%.[31]

111.   Accordingly, Defendant's estimated profit margins of more than 42% demonstrate

that Defendant's advisory services to ARCC are excessively profitable, with a profit margin well

above average. This factor demonstrates Defendant's fees are excessive.

112.   Furthermore, additional publicly available information shows that Defendant's

advisory fees are excessive. According to Defendant's regulatory filings, it manages a total of 57

accounts, with a combined total of $97.6 billion AUM.[32]

113.   ARCC alone paid Defendant advisory fees totaling $773 million in 2025, based on

ARCC's total reported assets of $31.2 billion. Considering that Defendant manages an additional

$66.4 billion in assets for other Ares Management-affiliated and other entities, and assuming a

similar fee structure that Defendant has with ARCC, it is estimated that Defendant received

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[30] *See* Ares Capital Management LLC, Form ADV (filed with the SEC on Mar. 27, 2026), *available at* https://files.adviserinfo.sec.gov/IAPD/content/viewform/adv/Sections/iapd_AdvAdvisoryBusinessSection .aspx?ORG_PK=131619&FLNG_PK=00EFF9AC000801F101301B92006F0295056C8CC0.

[31] *See* Philip Palaveev, *Too Much of A Good Thing?,* FINANCIAL ADVISOR (Sept. 1, 2024), *available at* https://www.fa-mag.com/news/too-much-of-a-good-thing-ria-profits-79221.html#:~:text=Amazing%20Profits,Amazing%20Productivity; *see also* Steve Randall, *Advisory firms hit record profits, but growth slips into "prosperous stagnation,"* INVESTMENT NEWS (Aug. 8, 2025), *available at* https://www.investmentnews.com/practice-management/advisory-firms-hit-record-profits-but-growth-slips-into-prosperous-stagnation/261640

[32] *See* Ares Capital Management LLC, Form ADV (filed on Dec. 22, 2025), *available at* https://files.adviserinfo.sec.gov/IAPD/content/viewform/adv/Sections/iapd_AdvDisciplinary1ASection.as px?ORG_PK=282575&FLNG_PK=0230A76C000801ED02631D5200350B85056C8CC0#.

additional advisory fees of approximately $1.65 billion, and together with fees paid by ARCC, a total of $2.4 billion in advisory fees in 2025.[33]

114.   Defendant provides advisory services exclusively to Ares Management-affiliated entities and manages portfolios with overlapping investments, including through co-investment arrangements across affiliated funds.[34] This structure allows Defendant to originate, diligence, and monitor substantially similar investments across multiple vehicles simultaneously, reducing marginal costs while generating multiple streams of fee revenue tied to the same or similar underlying assets. Moreover, as discussed above, Defendant incurs limited marginal costs as assets scale.

115.   Accordingly, Defendant's receipt of such substantial fee revenues, while managing overlapping Ares Management portfolios with shared infrastructure and limited incremental costs, is excessive in relation to the services Defendant provides.

3.   *Gartenberg* Factor 3: Fall-Out Benefits to the Adviser

116.   Fall-out benefits are indirect economic benefits an investment adviser receives from its relationship with a fund, separate from the advisory fee itself, including affiliated fee streams, expense reimbursements, access to investment opportunities, market information, reputational benefits, and platform efficiencies. ARCC's captive relationship with Defendant gives rise to these benefits because Defendant uses ARCC's scale, portfolio, and investor capital to support Ares

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[33] Defendant's $773 million fee from ARCC was 2.48% of ARCC's total assets. Defendant's reported AUM in 2025 ($97.6 billion) less ARCC's $31.2 billion, amounts to $66.4 billion. Applying that same 2.48% of AUM fee amount paid by ARCC to Defendant, to $66.4 AUM, results in $1.65 billion.

[34] *See* Ares Capital Corporation, 2025 10-K at 72 ("there could be significant overlap in our investment portfolio and the investment portfolios of affiliated Ares entities that can rely on the Co-Investment Exemptive Order and have an investment objective similar to ours").

Management's broader affiliated platform in ways that would not exist but for the captive relationship.

117. Defendant operates ARCC as part of a broader Ares Management platform managing multiple affiliated BDCs and private funds with overlapping investment strategies and portfolios. Ares Management originates deals centrally and allocates them across multiple affiliated vehicles (including ARCC, private funds and CLOs), all of which pay fees to Ares Management. As a result, Defendant can leverage shared personnel, infrastructure, and investment sourcing capabilities across multiple vehicles, reducing its marginal costs while generating additional revenue streams tied to each affiliated fund. Because of this shared pipeline, ARCC is likely not receiving differentiated investment management services commensurate with the management fees it pays to Defendant.

118. Defendant also benefits from co-investment arrangements and overlapping portfolio positions across Ares Management-affiliated vehicles, through which it earns fees on substantially similar or identical investments across multiple funds, further increasing the economic benefits derived from its relationship with ARCC.

119. Additionally, managing the world's largest BDC (ARCC) provides Defendant with a dominant market position and superior, proprietary information. The scale of ARCC allows Defendant to source, evaluate and invest in large loans that competitors cannot, bolstering Defendant's and Ares Management's reputation in the middle market.

120. Defendant further benefits from its relationship with ARCC, which has allowed Defendant to launch IHAM and SDLP and to (i) capture more management fees through IHAM and (ii) increase total AUM with the SDLP joint venture.

121.   These fall-out benefits, including expense reimbursements, shared platform

efficiencies, and affiliated investment opportunities, materially increase the economic value of the

advisory relationship to Defendant beyond the excessive advisory fees themselves.

4.   *Gartenberg* **Factor 4: Economies of Scale are Not Shared with Investors**

122.   Economies of scale in the provision of advisory services arise from the fact that as

AUM increases, the marginal cost of providing advisory services for the assets decreases.

123.   The legislative history of Section 36(b) recognizes that an investment adviser's

failure to pass on economies of scale to the fund is a principal cause of excessive fees:

> It is noted . . . that problems arise due to the economies of scale attributable to the
> dramatic growth of the mutual fund industry. In some instances these economies of
> scale have not been shared with investors. Recently there has been a desirable
> tendency on the part of some fund managers to reduce their effective charges as the
> fund grows in size. Accordingly, the best industry practice will provide a guide.[35]

124.   From 2021 to 2025, ARCC's portfolio assets have increased by 55%, from $20.1

billion to $31.2 billion.

125.   The work required to operate a mutual fund or BDC does not increase

proportionately with the assets under management. The economics of investment advisory services

are widely understood to exhibit a downward-sloping average cost curve, in which the marginal

cost of managing additional assets declines as assets increase, resulting in lower per-unit costs at

scale. While initial and fixed operating costs for provision of investment advisory services are

substantial (*e.g.,* salaries for research, trading, and portfolio management personnel sufficient to

manage an entire portfolio; office space; procurement of systems and information necessary to

conduct research and manage the portfolio), the variable costs associated with managing additional

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[35] *See* S. Rep. No. 91–184, 1970 U.S.C.C.A.N. 4897, 4901-02.

AUM are generally much smaller on a relative basis and do not increase proportionately with asset growth.

126.   Moreover, ARCC's investment goal, principal investment strategies, and investment process have all remained the same since ARCC became a public company. Thus, notwithstanding the growth in ARCC's portfolio assets and Defendant's advisory fees, the work facing Defendant has stayed fundamentally constant: it faces the same universe of possible investment securities, to which it applies the same techniques and strategies in pursuit of the same ends.

127.   Moreover, the fee structure set forth in the Investment Advisory Agreement, the terms of which have largely remained unchanged since 2021, appears to be flat. The Investment Advisory Agreement does not include any meaningful breakpoints to reduce the Fund's fee rate as ARCC's portfolio asset base increases to ensure that the benefits of economies of scale would accrue to investors.

128.   Because advisory fees are based upon the Fund's gross assets, portfolio asset increases necessarily increase the advisory fees. As a result of the Fund's increase in portfolio assets, the investment advisory fees paid by ARCC to Defendant have also increased.

129.   The aggregate amount of advisory fees that ARCC has paid to Defendant has increased 53% from 2021 ($504 million) through 2025 ($773 million), and in that same timeframe, ARCC's total assets have increased by 55%. In other words, Defendant's fee increase was essentially proportionate to ARCC's asset increase.

130.   Thus, because the variable costs associated with managing additional AUM are generally much smaller on a relative basis and do not increase proportionately with asset growth,

ARCC's sizeable growth has generated substantial economies of scale for Defendant in connection with the investment advisory services provided to ARCC.

131.   Defendant has retained the lion's share of such benefits for itself, rather than sharing those benefits with ARCC's stockholders.

132.   As a result, the advisory fees that Defendant charges to, and receives from, ARCC are grossly disproportionate to the investment advisory services provided, are excessive, and constitute a breach of Defendant's fiduciary duties to ARCC.

5.   *Gartenberg* Factor 5: Comparable Fee Structures—the Adviser's Incentive Fee Structure Magnifies Asymmetry

133.   BDCs that are managed by investment advisers typically pay advisory fees ranging from 1% to 2% of the fund's gross assets annually, and incentive fees are typically a percentage of the BDC's profits, ranging from 17.5% to 20%.[36]

134.   While the fee structure set forth in ARCC's Investment Advisory Agreement falls within the range of advisory fees comparable to other BDCs, it does not include a typical clawback feature for incentive fees that are paid on deferred income that is not ultimately realized by the Fund.

135.   Based on an analysis of 43 publicly traded BDCs, half of those BDCs' advisory fee structures included a look-back feature, or clawback, that requires the adviser to return incentive

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[36] *See Publicly Traded Business Development Companies (BDCs): Investor Bulletin*, INVESTOR.GOV, U.S. SECURITIES AND EXCHANGE COMMISSION (Dec. 13, 2024), *available at* https://www.investor.gov/introduction-investing/general-resources/news-alerts/alerts-bulletins/investor-bulletins/publicly-traded-business-development-companies-bdcs-investor-bulletin; *Business Development Companies (BDCs) Frequently Asked Questions*, EAGLE GLOBAL (Oct. 2023), *available at* https://www.eagleglobal.com/wp-content/uploads/2023/10/BDC-FAQs-October-2023.pdf; *BCD Facts and Stats*, MAYER BROWN (June 15, 2025), *available at* https://www.mayerbrown.com/-/media/files/perspectives-events/publications/2025/06/bdc---factsstats-(2025).pdf%3Frev=644a03d6db80415e9da067a9aba85de6.

fees that are based on deferred income, such as PIK interest, to account for credit losses.[37] This

clawback feature is a mechanism designed to ensure that compensation reflects full-cycle

investment performance rather than interim or unrealized results, and that advisers are not

rewarded for short-term income that later turns into long-term capital losses. This type of clawback

mechanism is particularly important where incentive fees are calculated and paid on a quarterly

basis based on accrued or non-cash income, as it aligns compensation with realized performance

over the life of the investment, consistent with practices commonly observed in institutional

investment structures.

136.   This is a meaningful component of the advisory fee structure, as approximately $15

to $17 million of Defendant's fees in 2025 were attributable to PIK income.

137.   The asymmetry in Defendant's fee structure is further magnified because advisory

fees are calculated based on ARCC's reported asset values and net investment income, both of

which are determined using valuation inputs controlled by Defendant. To the extent those

valuations incorporate inflated or overstated asset values or accrued income, Defendant's

compensation is calculated on a base that exceeds the underlying economic value of the Fund's

portfolio. Comparable fee structures that include clawback or look-back provisions mitigate this

risk by aligning compensation with realized performance, whereas Defendant's structure permits

the retention of fees based on unrealized or overstated values.

138.   As a result, Defendant's fee structure is less favorable to ARCC than those

employed by a substantial portion of comparable BDCs, particularly with respect to the treatment

of deferred or non-cash income and the absence of mechanisms to reconcile compensation with

---

[37] *See BDC Facts and Stats*, MAYER BROWN (June 15, 2025), *available at* https://www.mayerbrown.com/-/media/files/perspectives-events/publications/2025/06/bdc---factsstats-(2025).pdf%3Frev=644a03d6db80415e9da067a9aba85de6.

realized investment performance, and permits Defendant to retain compensation under circumstances where comparable structures would require adjustment or repayment.

C.   The Board Process Does Not Cure Excessiveness

139.   When analyzing whether an adviser's fees are excessive and thus in violation of Section 36(b), courts consider "all facts in connection with the determination and receipt of such compensation," including "the independence of the unaffiliated directors and the care and conscientiousness with which they performed their duties" in approving the advisory agreement.[38]

140.   The Investment Advisory Agreement must be approved annually by ARCC's Board, or by holders of a majority of the Fund's outstanding voting securities, and in each case, a majority of ARCC's independent directors.

141.   ARCC purports to have six independent directors on its ten-member Board. However, four of those "independent" directors serve, or have served, on the board(s) of at least one other Ares Management-affiliated fund, including affiliated BDCs, which compete with ARCC for investments and investment funds from Defendant and Ares Management. This overlapping service is significant because ARCC operates within a broader Ares Management platform in which affiliated vehicles may share investment opportunities, co-invest in similar assets, and generate separate fee streams for Ares Management and its affiliates.

142.   Pursuant to the audit committee charter, the amounts payable to Defendant pursuant to the Investment Advisory Agreement are separately approved by the Audit Committee and a majority of the independent directors.

143.   ARCC also does not maintain a separate compensation committee. Instead, the role of the compensation committee is performed by the Audit Committee. This governance structure

---

[38] *Gartenberg*. 694 F.2d at 929-30.

concentrates responsibility for financial reporting, valuation oversight, related-party matters, and compensation-related functions in the same committee, even though those issues are central to the excessive-fee analysis here. The same independent directors tasked with overseeing valuation and fee-related financial reporting also perform the compensation committee function, raising additional questions about whether the Board process provided a sufficiently independent and rigorous check on Defendant's compensation.

144.   The independent directors also received substantial increases in compensation during the same period in which the Board approved continuation of Defendant's advisory arrangement. According to ARCC's 2026 proxy, independent director compensation increased materially from 2024 to 2025, with several independent directors receiving increases of approximately 30% or more. These compensation increases are relevant to evaluating whether the Board exercised the level of care and conscientiousness required when approving Defendant's substantial advisory fees.

145.   Section 15(c) of the ICA provides that fund directors have a duty to request and evaluate, and the fund adviser has a corresponding and independent duty to provide, such information as may reasonably be necessary for the directors to evaluate the terms of any advisory agreement of a fund.

146.   The Second Amended Investment Advisory Agreement, effective as of June 6, 2019, is the operative agreement, which renews for successive annual periods if approved by the Board, including a majority of the independent directors.

147.   On May 13, 2025, the Board approved the continuation of the Investment Advisory Agreement and determined that doing so was in the best interest of ARCC's stockholders.

148.   The terms of the current Investment Advisory Agreement relating to advisory fees have not changed since it became effective in 2019.

149.   The May 13, 2025 Board approval (including approval by a majority of the independent directors) occurred during a period in which broader conditions in the private credit market were evolving and several portfolio-level indicators had begun to shift.

150.   Even assuming ARCC's designated independent directors *are* disinterested or unaffiliated, the care and conscientiousness with which they performed their duty in approving the Investment Advisory Agreement and monitoring the adviser relationship indicate that the Board was not fully informed about facts bearing on Defendant's services and fees, or failed to give those facts sufficient weight. That determination is reinforced by the Board's governance structure, including overlapping service by directors across Ares-affiliated vehicles, the absence of a separate compensation committee, and the substantial increase in independent director compensation during the same period in which the Board approved continuation of Defendant's advisory arrangement.

151.   Because Defendant receives a base management fee equal to 1.50% of ARCC's gross assets, including assets financed with leverage, rather than net assets, the effective fee base expands as leverage increases.

152.   As of year-end 2025, ARCC reported total assets of approximately $31.2 billion, and net assets of approximately $14.3 billion. The management fee is therefore calculated on an asset base that is more than *twice* the equity capital of the fund.

153.   Defendant also receives an income-based incentive fee equal to 20% of pre-incentive net investment income above a quarterly hurdle rate. Net investment income includes accrued income such as PIK interest, meaning that Defendant receives incentive compensation

38

based on income that has not yet been received in cash. Consistent with the absence of a clawback

mechanism, ARCC specifically discloses that Defendant "is not under any obligation to reimburse

us for any part of the fees it received that were based on such accrued income that we never actually

received."[39]

154.   The advisory fee structure in the Investment Advisory Agreement has not changed

since 2019, and the agreement that was renewed in May 2025 continued a compensation

framework that linked adviser compensation to gross asset levels and accrued investment income,

including non-cash income components.

155.   The Fund's financial disclosures show that, during the period surrounding the

Board's May 2025 renewal of the Investment Advisory Agreement and in the immediate period

thereafter, material facts bearing on Defendant's services and fees were either not adequately

considered or not given sufficient weight, including ARCC's increasing reliance on non-cash PIK

income, the absence of a true clawback for incentive fees paid on income later determined to be

uncollectible, the leverage and risk embedded in affiliated vehicles such as IHAM and SDLP, and

the extent to which ARCC's reported income and asset stability depended on valuation judgments

controlled by Defendant.

156.   By early 2025, several observable portfolio trends had begun to emerge,

particularly when considering the performance of its investment vehicles, IHAM and SDLP, which

ARCC utilizes to mask its risk profile and present an optimistic view of its portfolio performance

metrics. These trends suggest an increasing risk profile and increasing sensitivity to credit

conditions and valuation assumptions.

---

[39] *Id*. at 45.

D.   ARCC Has High PIK Income and Cannot Cover its Dividend

157.   A large portion of the investment income booked by ARCC in 2025 was in non-cash securities (PIK interest), not cash in hand. In 2025, noncash PIK interest and dividends were nearly $490 million, or 34%, of ARCC's net investment income.[40]

158.   BDCs have seen a meaningful increase in PIK income since 2021, and based on a late-2025 analysis by *Pitchbook*, among the top 15 BDCs, PIK loans accounted for an average of 16% of total investments, with five of the top 15 BDCs holding a majority of that exposure. ARCC reportedly held the second largest amount of PIK loans across the 15-BDC cohort.[41] ARCC claims that a majority of its PIK income was structured at the time of origination for performing credits with good growth prospects, and thus collections of PIK income will be higher than PIK income resulting from amendment activity, but that theory has not yet been proven given the rise of underwritten PIK in recent years and limited exits of those investments to date.[42]

159.   ARCC has attempted to minimize this issue by focusing on PIK income "net of collections" and by asserting that most PIK income was structured at origination. But those metrics do not answer the fee-conflict problem. The relevant question is not merely whether some PIK was later "collected," but whether Defendant was entitled to receive quarterly cash incentive fees when the PIK income was first accrued, before ARCC knew whether the income would ever be collected in cash. Moreover, "collections" can include refinancings, restructurings, repayments or

---

[40] *See* Bill Alpert, *This Big Private-Credit Fund Is Riskier Than It Looks*, BARRONS (May 6, 2026), *available at* https://www.barrons.com/articles/ares-private-credit-funds-risk-ed2dd7f1?st=keszyQ.

[41] *See* Kenny Tang, *PIK interest income at BDCs falls for 3rd straight quarter as schism appears*, PITCHBOOK (Nov. 2025), *available at* https://pitchbook.com/news/articles/pik-interest-income-at-bdcs-falls-for-3rd-straight-quarter-as-schism-appears.

[42] *See BDC Cash Income Dividend Coverage Pressured by Payment-in-Kind Income*, FITCH RATINGS (Mar. 9, 2024), *available at* https://www.fitchratings.com/research/corporate-finance/fitch-ratings-bdc-cash-income-dividend-coverage-pressured-by-payment-in-kind-income-03-09-2024.

replacement debt that extinguish the prior instrument without proving that the borrower generated cash sufficient to service the accrued PIK. Thus, a net-of-collections figure can obscure the timing asymmetry: Defendant earns fees currently on accrued non-cash income, while ARCC's stockholders retain the long-term risk of non-collection.

160.   BDCs are required to distribute 90% of taxable income, including PIK interest, and increasing PIK interest income could result in mismatches between cash interest received and cash dividends paid out.[43]

161.   High levels of PIK can hurt the cash earnings coverage of BDCs' dividends because PIK is collected in cash only upon final repayment.[44] BDCs can exhibit cash earnings coverage below 100% despite strong growth in NII from higher rates due to elevated PIK income.[45]

162.   In 2025, 34% of ARCC's net investment income was PIK interest and dividends, and cash net investment income did not cover the dividend.[46] ARCC's cash earnings coverage was

---

[43] *Id.*

[44] *See Rising Payment-in-Kind Trends in Private Credit Will Have a Mixed Impact*, FITCH RATINGS (Mar. 27, 2024), *available at* https://www.fitchratings.com/research/corporate-finance/rising-payment-in-kind-trends-in-private-credit-will-have-mixed-impact-27-03-2024.

[45] *Id.*

[46] *See* Ares Capital Corporation, 2025 10-K at 29, F-6, F-159, F-162-63.

73% in 2025. This is part of a trend of increased PIK interest and dividends and lower dividend coverage:

ARCC Cash Net Investment Income & Dividend Coverage								
		2022		2023		2024		2025
Net Investment Income	$	1,092	$	1,266	$	1,436	$	1,415
(-) PIK Interest		(138)		(166)		(206)		(219)
(-) PIK Dividends		(175)		(198)		(257)		(268)
Cash Net Investment Income	$	779	$	902	$	973	$	928
(-) Dividends		(912)		(1,031)		(1,139)		(1,264)
Cash NII - Dividend	$	(133)	$	(129)	$	(166)	$	(336)
PIK % of Net Investment Income		29%		29%		32%		34%
Dividend Coverage (%)		85%		87%		85%		73%
Ending Diluted Shares		534		593		655		716

163.   Historically, ARCC has bridged this cash shortfall through equity issuance with diluted shares increasing 34% from $534 million in 2022 to $716 million in 2025. With ARCC's stock now trading below NAV, this funding avenue is closed, as recognized in ARCC's public filings:

> We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value per share of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. Any such sale would be dilutive to the net asset value per share of our common stock. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any commission or discount). If our common stock trades at a discount to net asset value, this restriction could adversely affect our ability to raise capital.[47]

---

[47] *Id*. at 29.

164.   Sustained cash earnings coverage below 100% for BDCs is viewed negatively, according to Fitch Ratings.[48] As shown above, ARCC's cash earnings coverage has been below 100% since at least 2022.

165.   Yet, the cash shortfall has increased with the increased reliance on PIK interest. Excluding IHAM and SDLP, 51% of ARCC's NII is PIK.

166.   IHAM and SDLP accounted for approximately 32% of ARCC's NII in 2025, despite representing only about 12% of investments at fair value:

IHAM/SDLP % of NII							
		2023		2024		2025	Source
Dividend Income	$	243	$	285	$	292	
Interest Income		29		2		8	
IHAM Investment Income	$	272	$	287	$	300	**Pg. 77 of FY-25 10-K**
Interest Income	$	174	$	173	$	145	
Capital Structure Servicing Fees & Other		13		17		9	
SDLP Investment Income	$	187	$	190	$	154	**Pg. 82 of FY-25 10-K**
IHAM	$	272	$	287	$	300	
SDLP		187		190		154	
IHAM/SDLP Investment Income	$	459	$	477	$	454	
(/) Net Investment Income		1,258		1,436		1,415	Pg. F-6 of FY-25 10-K
IHAM/SDLP % of NII		**36%**		**33%**		**32%**	
IHAM - Equity	$	1,925	$	1,915	$	1,904	Pg. 77 of FY-25 10-K
IHAM - Subordinated Loan		62		-		530	Pg. 77 of FY-25 10-K
SDLP		1,288		1,192		1,117	Pg. 74 of FY-25 10-K
IHAM/SDLP Fair Value	$	3,275	$	3,107	$	3,551	
(/) Fair Value of ARCC Investments		22,874		26,720		29,485	Pg. 74 of FY-25 10-K
IHAM/SDLP % of Investments		**14%**		**12%**		**12%**	

167.   ARCC's auditor, KPMG, required ARCC to include audited standalone financials for IHAM, ARCC's unconsolidated, wholly owned portfolio company, in an amended 10-K for

---

[48] *See BDC Cash Income Dividend Coverage Pressured by Payment-in-Kind Income*, FITCH RATINGS (Sept. 3, 2024), *available at* https://www.fitchratings.com/research/corporate-finance/fitch-ratings-bdc-cash-income-dividend-coverage-pressured-by-payment-in-kind-income-03-09-2024.

the year ended December 31, 2025. IHAM's consolidated financial statements confirm that the dividends paid to IHAM were in cash.[49] Similarly, the interest on SDLP certificates was paid in cash.[50]

168.　Given that approximately 32% of NII from IHAM and SDLP is cash, the implication is that about 51% of the remaining ARCC NII is PIK:

PIK % of NII ex. IHAM/SDLP					
	2023	2024	2025	Source	
Net Investment Income	$ 1,258	$ 1,436	$ 1,415		
IHAM Investment Income	(272)	(287)	(300)		
SDLP Investment Income	(187)	(190)	(154)		
NII ex. IHAM/SDLP	$ 799	$ 959	$ 961		
PIK Interest	$ 166	$ 206	$ 219	Pg. F-159 of FY-25 10-K	
PIK Dividends	198	257	268	Pg. F-159 of FY-25 10-K	
PIK Investment Income	$ 364	$ 463	$ 487		
(/) NII ex. IHAM/SDLP	799	959	961		
PIK % of NII ex. IHAM/SDLP	**46%**	**48%**	**51%**		

169.　This demonstrates that a significant portion of ARCC's NII is non-cash (PIK), and when excluding contributions from affiliated vehicles, PIK represents roughly half of ARCC's remaining earnings. This shows that incentive fees are being earned on income that is not realized and may not reflect true economic returns.

170.　PIK income affects Defendant's compensation in two ways: (i) PIK interest is included in net investment income and therefore contributes to incentive fee calculations; and (ii) accrued PIK interest increases the carrying value of the underlying loan and therefore increases the gross asset base used to calculate Defendant's management fee.

---

[49] *See* Ares Capital Corporation, Amended 10-K (filed on Mar. 23, 2026), at 6, *available at* https://www.sec.gov/Archives/edgar/data/1287750/000162828026020560/arcc-20251231.htm.

[50] *See* Ares Capital Corporation, 2025 10-K at F-59.

171.   PIK represents non-cash income that depends on the borrower's ability to refinance or repay principal in the future. Because PIK arrangements typically arise in situations where borrowers elect to defer cash interest payments—such as in times of financial distress—increases in the share of PIK income warrant closer scrutiny in valuing portfolio credit conditions and the sustainability of reported investment income.

172.   The timing and structure of the advisory compensation framework further amplify the economic significance of PIK income. Defendant's incentive fees are calculated quarterly based on pre-incentive fee net investment income and are payable to Defendant in arrears shortly after each quarter-end.

173.   As a result, incentive fees are being paid on income that remains contingent on the borrower's future ability to refinance or repay the underlying obligation. And Defendant's fee structure does not require repayment of incentive fees previously paid on income that ultimately proves uncollectible.

174.   This framework creates an asymmetry between the timing of adviser compensation and the realization of credit outcomes within the portfolio. Adviser compensation tied to accrued income may be earned and paid quarterly, while the economic performance of the underlying investments—including the collectability of PIK interest and the ultimate recovery value of the loans—may only become apparent over a longer time horizon. In point of fact, for the first quarter 2026, ARCC reported that its unrealized net losses jumped to $412, up from $83 million a year earlier.

175.   In this context, the interaction between valuation assumptions and PIK accruals is particularly important. Because accrued PIK interest increases both reported investment income and the carrying value of the underlying loan, sustained increases in PIK income simultaneously

45

increase Defendant's incentive fee payments and expand the asset base on which management fees are calculated. And with no clawback provision requiring Defendant to repay incentive fees based on uncollected deferred income, the risk of non-collection on that interest income is borne by ARCC and its stockholders.

E.   Leverage is Severely Understated

176.   As of December 31, 2025, ARCC was approximately 44% loan-to-value (1.12x debt to equity). However, both SDLP and IHAM are highly levered vehicles, and ARCC's financial statements do not consolidate those vehicles. Only ARCC's equity interests in these entities are reflected on its balance sheet.

177.   As of December 31, 2025, SDLP was approximately 73% loan-to-value (2.8x debt to equity), and IHAM was approximately 80% loan-to-value (5.5x debt-to-equity). Adjusting for this by consolidating SDLP and IHAM with ARCC's reported balance sheet increases ARCC's debt-to-equity from an innocuous 1.12x to 2.06x, the highest of any public BDC.

ARCC Consolidated Balance Sheet					
	ARCC	IHAM	SDLP	Adjustments	Consolidated
1L Senior Secured Loans	$ 17,858		$ 4,159	$ -	
2L Senior Secured Loans	1,487		-	-	
Senior Subordinated Loans	1,585		-	-	
Preferred Equity	2,475		-	-	
Other Equity	2,529		-	-	
SDLP Structured Equity	1,117		-	(1,117)	
IHAM Intercompany Loan	530		-	-	
IHAM Equity	1,904		-	(1,904)	
Investments at Fair Value	$ 29,485	$ 11,599	$ 4,159	$ (3,021)	$ 42,222
Other Assets	1,750	764	128	-	2,642
Total Assets	$ 31,235	$ 12,363	$ 4,287	$ (3,021)	$ 44,864
Debt	$ 15,991	$ 9,851	$ 3,137	$ -	$ 28,979
Intercompany Note from ARCC	-	531	-	-	531
Other Liabilities	926	313	94	-	1,333
Total Liabilities	$ 16,917	$ 10,695	$ 3,231	$ -	$ 30,843
GAAP Equity		$ 1,668	$ 1,056		
(+) ARCC Markup		236	61		
Equity	$ 14,318	$ 1,904	$ 1,117	$ (3,021)	$ 14,318
Debt / Equity	1.12x	5.45x	2.81x		2.06x
LTV (%)	51%	80%	73%		65%

178.   Non-accrual investments represent loans where borrowers have ceased making contractual interest payments and therefore serve as a commonly referenced indicator of credit stress within a lending portfolio.

179.   Non-accrual positions increased more than fivefold between 2023 and 2025, reaching approximately $181 million at fair value and $377 million at cost by year-end 2025.

180.   These positions were carried at an average valuation of approximately 48 cents on the dollar, indicating substantial impairment once loans entered non-accrual status. The magnitude of these write-downs shows the degree to which credit deterioration materially impairs portfolio valuations when loans ultimately transition from performing to non-performing.

F.   ARCC's Asset Mix: Equity Risk is a Significant Portion of NAV

181.   Unlike the majority of public BDCs, ARCC's portfolio holdings include a substantial amount of equity or equity-like exposures, rather than just first lien senior secured

47

loans prized by credit fund investors. In fact, a significant portion of ARCC's NAV is in equity investments, suggesting a higher risk profile than a traditional "senior secured lender" might imply.

182.   ARCC's equity stakes in the SDLP and IHAM account for approximately 21% of ARCC's net assets. Including reported "Preferred Equity" and "Other Equity," equity exposure accounts for about 56% of ARCC's net assets, making ARCC arguably the riskiest public BDC.[51]

ARCC Portfolio by Asset Class			
	Fair Value	% of Investments	% of Net Assets
First Lien Senior Secured Loans	$ 17,858	60.6%	124.7%
Second Lien Senior Secured Loans	1,487	5.0%	10.4%
Subordinated Certificates of the SDLP	1,117	3.8%	7.8%
Senior Subordinated Loans	1,585	5.4%	11.1%
Preferred Equity	2,475	8.4%	17.3%
Ivy Hill Asset Management - Equity	1,904	6.5%	13.3%
Ivy Hill Asset Management - Subordinated Loan	530	1.8%	3.7%
Other Equity	2,529	8.6%	17.7%
Total Investments	**$ 29,485**	**100.0%**	**205.9%**
Memo: Net Assets			$ *14,318*
Other Equity	$ 2,529	8.6%	17.7%
Preferred Equity	2,475	8.4%	17.3%
Ivy Hill Asset Management - Equity	1,904	6.5%	13.3%
Subordinated Certificates of the SDLP	1,117	3.8%	7.8%
Equity Exposure	**$ 8,025**	**27.2%**	**56.0%**

183.   Equity investments are generally considered riskier than debt investments because they offer no guaranteed return, lack collateral backing and place investors last in line for repayment during bankruptcy. Equity investments also face higher volatility and a greater potential

---

[51] *See* Ares Capital Corporation, 2025 10-K at 74, 77.

for loss. Because of ARCC's equity exposures, it has a higher risk profile than other BDCs or traditional senior secured lenders.

G.   ARCC's Reported Financial Stability Relies on Structural Features and Affiliated Vehicles Rather Than Core Investment Management Functions

184.   A substantial portion of ARCC's fee base is driven by structural dynamics rather than the quality of investment management services. As a result, the advisory fees ARCC paid to Defendant are disproportionally large relative to the services rendered.

185.   For example, ARCC has increasingly transferred assets to IHAM and SDLP, which removes those assets from ARCC's reported metrics, including non-accruals, while remaining within the Ares Management platform. ARCC receives investment income from IHAM and SDLP while consolidating none of their expenses. In 2025, ARCC sold $3.7 billion of loans to IHAM, up nearly 5x year-over-year. Once transferred, these loans are no longer reflected on ARCC's balance sheet or included in its non-accrual metrics. This allows ARCC to move lower-quality assets to IHAM to mask ARCC's portfolio distress and risk profile and to portray stability.

186.   IHAM and SDLP also contribute a disproportionate share of income relative to their size within the ARCC portfolio. There also appears to be a degree of circularity, where capital is allocated to affiliated vehicles that, in turn, generate income back to ARCC. To the extent this dynamic is sustaining fee-bearing income, it likely does not reflect independent third-party investment performance.

187.   Moreover, as explained above, when considering ARCC's investments in IHAM and SDLP on a consolidated basis, ARCC's risk profile is considerably higher than reported, with higher levels of leverage, PIK and equity exposure.

188.   Furthermore, as of December 31, 2025, SDLP and IHAM exhibited deteriorating fundamentals that did not support ARCC's valuations on its investments in those vehicles.

1. **IHAM's Performance is Deteriorating and Cannot Cover Its Dividend, Yet ARCC's Equity Investment in IHAM is Valued Above IHAM's Book Value of Equity**

189. IHAM's revenue has declined approximately 15% since 2023 despite investments increasing by about $2.2 billion over the same period. Profitability has also deteriorated, with return on assets declining from about 12% to 10% and return on equity from approximately 25% to 19%. PIK interest has been increasing, and IHAM is no longer able to cover its dividend with cash NII.

190. Notably, ARCC held a $530 million inter-company subordinated loan to IHAM at a 10.3% yield as of the fourth quarter 2025, broadly in line with the rest of ARCC's. ARCC is allocating capital to IHAM (as opposed to third-party middle market borrowers) because IHAM requires incremental capital to support its dividend to ARCC. As reported in IHAM's 2025 financial statement, "[i]n March 2026, the Partnership increased the total commitment under its subordinated note from Ares Capital Corporation from $750 to $1,000."[52]

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[52] *See* Ares Capital Corporation, 2025 Amended 10-K, Exhibit 99.3, at p. 32, *available at* https://www.sec.gov/Archives/edgar/data/1287750/000162828026020560/ihamconsolidation-fy2025ex.htm.

191. Despite deteriorating fundamentals, ARCC continues to mark its equity investment in IHAM at approximately 14% *above* IHAM's book value of equity:

IHAM Cash NII / Dividend Coverage	2023	2024	2025	Source / Notes
Investment Income	$ 1,100	$ 1,021	$ 936	
Other Income	10	15	13	
Revenue	**$ 1,110**	**$ 1,036**	**$ 949**	
Interest Expense	(641)	(601)	(551)	
Distributions to Subordinated Notes	(43)	(55)	(42)	
Other Expenses	(34)	(26)	(25)	
Net Investment Income	**$ 392**	**$ 354**	**$ 331**	**Pg. 4 of Exhibit 99.3 of FY-25 10-K/A**
PIK Interest	(12)	(25)	(40)	Pg. 6 of Exhibit 99.3 of FY-25 10-K/A
Net Accretion	(1)	(2)	(1)	Pg. 6 of Exhibit 99.3 of FY-25 10-K/A
Amortization of Debt Costs / Investments	(15)	(4)	(13)	Pg. 6 of Exhibit 99.3 of FY-25 10-K/A
Cash NII	**$ 364**	**$ 323**	**$ 277**	
Distributions	(243)	(285)	(292)	Pg. 6 of Exhibit 99.3 of FY-25 10-K/A
Cash NII - Distributions	**$ 121**	**$ 38**	**$ (15)**	
Cash NII % of NII	**93%**	**91%**	**84%**	
Cash NII Dividend Coverage	**150%**	**113%**	**95%**	

IHAM Returns / LTV	2022	2023	2024	2025	Source / Notes
Investments at Fair Value	$ 8,998	$ 9,401	$ 8,172	$ 11,599	
Other Assets	603	818	1,104	764	
Total Assets	**$ 9,601**	**$ 10,219**	**$ 9,276**	**$ 12,363**	**Pg. 78 of FY-25 10-K**
Debt	$ 7,557	$ 8,209	$ 7,267	$ 9,851	
Subordinated Note from ARCC	500	62	-	531	
Other Liabilities	132	190	269	313	
Total Liabilities	**$ 8,189**	**$ 8,461**	**$ 7,536**	**$ 10,695**	**Pg. 78 of FY-25 10-K**
Equity (IHAM Reported)	**$ 1,412**	**$ 1,758**	**$ 1,740**	**$ 1,668**	**Pg. 78 of FY-25 10-K**
Equity (ARCC Reported Fair Value)	**$ 1,701**	**$ 1,925**	**$ 1,915**	**$ 1,904**	**Pg. 77 of FY-25 10-K**
ROA		**12%**	**12%**	**10%**	**Revenue / Avg. Investments**
ROE		**25%**	**20%**	**19%**	**NII / Avg. Equity (IHAM Reported)**
Loan-to-Value	**84%**	**81%**	**78%**	**84%**	**Debt + Sub. Note / Assets**

2.   SDLP is Highly Concentrated

192.   Approximately 40% of SDLP's assets are concentrated in its five largest borrowers, and the top 15 investments account for about 88% of portfolio fair value.

#	ParentCo	Cost		FV	FV/Cost	% of Total
	SDLP Portfolio Companies					
1	FS Squared Holding Corp.	$	413	$ 413	100.0%	9.9%
2	Valcourt Holdings II, LLC		343	343	100.0%	8.2%
3	Walnut Parent, Inc.		366	340	93.0%	8.2%
4	ISQ Hawkeye HoldCo, Inc.		309	309	100.0%	7.4%
5	EIS Legacy Holdco, LLC		286	286	100.0%	6.9%
6	Triwizard Holdings, Inc.		266	266	100.0%	6.4%
7	Harvey Tool Company, LLC		240	239	99.5%	5.7%
8	Arrowhead Holdco Company		279	228	81.5%	5.5%
9	NMN Holdings III Corp		227	227	100.0%	5.4%
10	Pritchard Industries, LLC		240	223	93.0%	5.4%
11	Manna Pro Products, LLC		262	212	81.0%	5.1%
12	Ground Penetrating Radar Systems, LLC		187	187	100.0%	4.5%
13	Tiger Holdco LLC		140	140	100.0%	3.4%
14	THG Acquisition, LLC		130	130	100.0%	3.1%
15	Midco Holding, LLC		115	118	103.2%	2.8%
	Other		502	498	99.1%	12.0%
	Total	**$**	**4,305**	**$ 4,159**	**96.6%**	**100.0%**

193.   SDLP's highly concentrated investments carry intensified credit risk that is more vulnerable to rising interest rates, volatility, and portfolio degradation.

194.   At the time the Board approved the Investment Advisory Agreement in May 2025, the above portfolio trends suggested an increasing risk profile and increasing sensitivity to credit conditions and valuation assumptions and presented indications of potential underperformance by Defendant.

195.   Because the Investment Advisory Agreement fee structure results in excessive compensation to Defendant, the Board either was not fully informed when it approved the Investment Advisory Agreement in May 2025 or the Investment Advisory Agreement was not the

result of arms-length bargaining. In any event, the Board failed at its oversight duties with respect to Defendant.

H.   Defendant Systematically Maintains Marks at Levels Inconsistent with Observable Market Evidence, Economic Conditions, and the Risk Profile of the Fund's Portfolio

196.   Over the relevant period, credit conditions materially deteriorated across the private credit market, including rising interest burdens, increased use of PIK structures, growing non-accruals, and increasing realized losses that warranted downward adjustments in asset values.

197.   Defendant's valuation practices suffer from conflicts of interest because Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees and incentive fees, including fees on non-cash PIK income. This is compounded by the fact that Defendant is not obligated to return the incentive fee it receives on PIK interest that is later determined to be uncollectible in cash.

198.   Regulatory authorities have recognized that adherence to formal valuation procedures does not satisfy an adviser's fiduciary obligations where those procedures fail to produce fair value determinations that reflect prevailing market and credit conditions. In a recent enforcement action, the SEC found that an investment adviser breached its fiduciary duty by pricing loans based on internal conventions without adequately accounting for market dislocation, notwithstanding the existence of valuation policies, internal credit processes, and third-party review mechanisms.[53]

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[53] *See* Securities and Exchange Commission, *In the Matter of Madison Capital Management, LLC*, Investment Advisers Act Release No. 6948 (Feb. 25, 2026) (finding that adviser breached fiduciary duty by failing to adequately account for market conditions in valuing loans notwithstanding the existence of valuation procedures), *available at* https://www.sec.gov/files/litigation/admin/2026/ia-6948.pdf; *see also* McDermott Will & Emery, *SEC Enforcement Action Acts as Valuation Processes Reminder for Credit Funds* (2026), *available at* https://www.mcdermottlaw.com/insights/sec-enforcement-action-acts-as-valuation-processes-reminder-for-credit-funds.

199.   There are indications that certain assets, particularly CLO equity and multi-tranche positions, are being marked in a manner that does not track observable market movements or internal capital structure risk. This includes relatively stable or elevated marks, despite broader market softness and, in some cases, inconsistent relative valuation across tranches of the same issuer.

200.   For example, ARCC's March 31, 2026 investment schedule reflects a striking valuation disparity within the same borrower, Pluralsight, LLC. ARCC reported two first lien senior secured loans to Pluralsight, both acquired in August 2024 and both maturing in August 2029. One was marked at approximately par, with amortized cost of $21.7 million and fair value of $21.8 million. The other was marked at only approximately six cents on the dollar, with amortized cost of $21.9 million and fair value of just $1.3 million. ARCC also marked its Pluralsight common units at zero.

Pluralsight, LLC and Pluralsight Holdings, LLC and Paradigmatic Holdco LLC (4)(13)	Online education learning platform	First lien senior secured loan	6.67%	SOFR (M)	3.00%	08/2024	08/2029		21.8	21.7	21.8 (2)(9)
		First lien senior secured loan				08/2024	08/2029		23.1	21.9	1.3 (2)(8)
		Common units				08/2024		6,356,812		14.3	— (2)

201.   The decision to mark one first lien loan near par while writing another down to approximately six cents on the dollar—after ARCC had already recognized approximately $17.2 million of net unrealized losses on Pluralsight during 2025 and while assigning no value to the common equity—reflects severe credit deterioration and shows that Defendant's valuation process does not consistently reflect the economic reality of the borrower.

202.   Symplr Software Inc. presents a similar example. As of March 31, 2026, ARCC held approximately $342 million in fair value exposure to Symplr across revolver, first lien, second lien and preferred equity positions, compared to approximately $406 million of amortized cost. Symplr is a distressed software borrower undergoing restructuring activity and experiencing

materially discounted trading levels, which was public information during the first quarter 2026. Moody's had treated Symplr as distressed since at least the fourth quarter 2024. Although Defendant marked down Symplr's six tranches between 14 and 17 cents from the prior quarter, it did not put them on non-accrual. And despite the position's heavily distressed profile, Defendant valued the Symplr first lien senior secured revolving loan, with a coupon rate of 7.42% and a maturity date of 12/2027 at 75 cents on the dollar.[54]

203.   Based on a compilation of 13 quarters of ARCC's reported data, ARCC's fair value-to-cost (FV/AC) marks exhibit very low variability, with a coefficient of variation of approximately 0.85%. Across that period, ARCC's reported FV/AC ratio remained clustered in a narrow range around par, despite changing credit conditions, increased PIK exposure and growing concerns regarding private credit and software-sector valuations.

204.   In addition, when ARCC's portfolio is separated into its major sleeves and each sleeve is assigned an expected level of volatility based on public market proxies (*e.g.*, BKLN for senior loans, PFF for preferred securities) or conservative estimates for less liquid positions, the resulting expected volatility range is approximately 1.0% to 2.1%, even assuming zero correlation among the portfolio sleeves. That assumption is conservative because credit assets within the same or related sectors typically become more correlated during periods of market stress. By comparison, ARCC's actual reported FV/AC volatility is materially lower—approximately 18% below even the most conservative proxy-only floor and more than 50% below a moderate full-portfolio estimate—suggesting that ARCC's reported marks are unusually smooth relative to the risk and structure of the underlying portfolio. That degree of stability is difficult to reconcile with ARCC's actual portfolio composition. ARCC's portfolio is not composed solely of liquid, broadly

---

[54] *See* Ares Capital Corporation, Q1 2026 10-Q at 27.

syndicated first lien loans. It includes middle-market loans, second lien loans, subordinated debt, preferred equity, SDLP subordinated certificates, IHAM equity and other private equity-like exposures. Many of these assets are illiquid, Level 3 instruments and sit lower in the capital structure than the assets reflected in public senior-loan indices. Accordingly, ARCC's marks should reasonably be expected to move at least as much as, and likely more than, comparable public proxies such as BKLN for senior loans and PFF for preferred securities.

205.   ARCC's own internal credit grading system reinforces this inference and undercuts Defendant's fair value methodology. Under that system, new investments are initially assigned a grade of 3 on a scale of 1 to 4, with 4 involving the least risk and grade 3 meaning that the risk to ARCC's initial cost basis is generally similar to the risk at origination or acquisition. ARCC reported a weighted average portfolio grade of 3.1 at both December 31, 2024 and December 31, 2025.

206.   Thus, despite a full year of portfolio turnover, credit events, increased PIK exposure, rising non-accruals, software-sector repricing and macroeconomic stress, Defendant's proprietary credit grading system showed no aggregate deterioration in portfolio credit quality. Because the grading system is expressly tied to risk relative to initial cost basis, its flatness is consistent with a process anchored to origination values rather than current market reality. The absence of any year-over-year deterioration in this metric supports the inference that Defendant's monitoring and valuation framework operated as a smoothing mechanism, preserving reported stability rather than fully reflecting emerging credit deterioration.[55]

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[55] *See* Ares Capital Corporation, *Ares Capital Corporation Announces December 31, 2025 Financial Results and Declares First Quarter 2026 Dividend of $0.48 Per Share*, BUSINESS WIRE (Feb. 4, 2026), *available at* https://www.businesswire.com/news/home/20260204649547/en/Ares-Capital-Corporation-Announces-December-31-2025-Financial-Results-and-Declares-First-Quarter-2026-Dividend-of-%240.48-Per-Share

207.   While the marks have not remained static, they appear unusually smooth relative to

the risk profile of the underlying portfolio, which includes a meaningful allocation to subordinated,

equity-like, and structured exposures that should exhibit greater variability. The divergence

between expected and reported volatility shows that the resulting asset values and income streams

(used to calculate management and incentive fees) do not accurately reflect the portfolio's

economic performance and demonstrates the lack of independence of the valuation process.

1.   The Conflict Architecture

(i)   Fee-on-Mark Incentive

208.   Defendant's management fee is 1.50% of ARCC's gross assets. Every 1% increase

in ARCC's reported asset values adds approximately $4.2 to $4.3 million in annual base

management fees alone, before accounting for any additional incentive fees, PIK-related income

fees, capital gains fee effects, or broader platform benefits tied to maintaining elevated NAV and

reported asset values.

209.   Defendant's incentive fee is 20% of NII above a 1.75% quarterly hurdle. PIK

income flows into NII despite generating no current cash, allowing Defendant to earn quarterly

cash incentive fees on income ARCC may not ultimately collect. At the same time, accrued PIK

increases the contractual principal balance and amortized cost basis of the underlying investment

and, to the extent those accrued amounts are reflected in fair value, also increase the asset base

used to calculate Defendant's base management fee.

(ii)   Co-Investment Conflicts

210.   Many of ARCC's portfolio positions are co-invested alongside the Ares

Management-affiliated funds. Defendant therefore marks positions in which the parent entity has

direct economic exposure. A markdown on an ARCC portfolio asset would signal impairment across multiple Ares Management vehicles, place tremendous downward pressure on Ares Management equity, impair fundraising narratives, and potentially trigger write-downs in private funds not subject to the ICA fair value reporting, giving Defendant massive economic incentives to hold marks stable that extend far beyond ARCC's own fee structure.

(iii)   Cross-Vehicle Contagion

211.   Ares Management operates ARCC, ACRE, and ARDC, along with numerous private investment vehicles with a substantial portfolio overlap. Adjusting a mark in one vehicle logically cascades across all. The systemic incentive is to maintain mark consistency everywhere, because a single position-level write-down forces the question platform-wide.

2.   PIK Securities

212.   As of March 31, 2026, ARCC held several positions in PIK securities with fair value marks materially below accumulated costs, with FV/Cost ratios ranging from approximately 70% to 98%. These marks reflect Defendant's own implicit judgment that a portion of the accrued non-cash income may not ultimately be collected in cash at maturity. At the same time, PIK interest is capitalized into principal and recorded as income each quarter, meaning these positions continue to generate fee-bearing NII despite not producing cash.

213.   Two position-level examples illustrate how this dynamic operates in practice. First, ARCC's position in Aventine Intermediate LLC reflects a multi-stage credit workout that is visible only through a line-by-line comparison of ARCC's schedules of investments. ARCC held both a first lien senior secured loan with a partial PIK component and a junior loan that was originally labeled "senior subordinated" and later relabeled as a "second lien senior secured loan." Between 2024 and the first quarter of 2026, the facilities experienced multiple amendments: the junior loan was relabeled without any apparent change in economic terms, the first lien maturity was extended

from June 2027 to June 2029, the first lien par balance fell from $10.6 million to $6.3 million between June 30, 2025 and September 30, 2025, and the PIK rate on the second lien was later reduced from 10.25% to 5.13%. These changes are consistent with a negotiated credit workout involving maturity relief, principal reduction and reduced non-cash interest accruals. Yet the position was not described as such in ARCC's narrative disclosures.

214.   Aventine is particularly probative because the first lien was marked at 97.2% of cost as of June 30, 2025, immediately before the following quarter's restructuring in which maturity was extended and par value declined by approximately 40%. Either a borrower in the midst of a multi-stage workout somehow repaid a substantial portion of its first lien debt in cash while simultaneously requiring maturity relief, or ARCC's prior near-par mark failed to reflect credit information that was already known or knowable to Defendant as Valuation Designee. In either case, the sequence shows that Defendant's fair value marks do not timely reflect credit deterioration. At the same time, the second lien continued to accrue PIK income while being marked at approximately 77% of accumulated cost, reflecting ARCC's own doubt that the full PIK-accreted balance would be recovered.

215.   Second, Essential Services Holding Corporation shows the same issue in a different form: the conversion of a previously all-cash-pay first lien loan into a partial PIK loan with only a modest valuation response. ARCC held a first lien senior secured loan to Essential Services that was refinanced in June 2024 into a single $151.5 million facility maturing in June 2031. From that refinancing through December 31, 2025, the loan was entirely cash-pay. By March 31, 2026, however, the spread had increased from SOFR + 5.00% to SOFR + 5.50%, and 2.75 percentage points of the coupon had been converted to PIK. That amendment is consistent with a borrower

receiving cash flow relief because it could no longer service the full cash coupon, with the spread increase compensating ARCC for increased credit risk.

216.   Despite that deterioration, the Essential Services mark declined only modestly, from 97.0% of cost at December 31, 2025 to 96.0% of cost at March 31, 2026. The near-par valuation creates the appearance that the newly accrued PIK income remains money-good, even though the very conversion from cash-pay to PIK suggests the borrower required relief from its cash interest burden. As with Aventine, the amendment and its credit implications were not discussed in ARCC's narrative disclosures and are apparent only from a comparison of successive schedules of investments. This illustrates the core conflict: Defendant can continue to accrue fee-bearing PIK income and preserve near-par asset values while the underlying credit has already required material amendment relief.

217.   These examples are not isolated and show that ARCC's schedules contain warning signs of credit stress—PIK conversions, maturity extensions, spread increases, principal reductions, relabeling and reduced PIK accrual rates—that are not meaningfully explained to stockholders, while Defendant continues to earn fees on the resulting accrued income and reported asset values. Defendant earned approximately $15 to $17 million per year in incentive fees attributable to PIK income from an analysis of just eleven PIK positions alone, while the reduction in base fees from marked-down fair values on these same positions is comparatively modest (roughly $1.8 million per year). In effect, Defendant is collecting cash fees on income that its own marks indicate may not be realized, without a corresponding clawback mechanism requiring repayment if ARCC ultimately does not collect the accrued PIK in cash.

218.   These markdowns are notable because they persist within a valuation framework that is systematically overstated. Even taking Defendant's own marks at face value, the fair value

determinations on the PIK positions reflect material doubt about recoverability, suggesting the true

extent of impairment may be greater still.

<p style="text-align:center">(i)   Fair Value Below Accumulated Cost on PIK Securities</p>

219.   Because PIK income is capitalized into cost each period rather than collected in

cash, the gap between fair value and cost represents a judgment by Defendant, acting in its capacity

as Valuation Designee, and corroborated by an IVP, that the full accrued balance may not be

recovered in cash at maturity. When the Valuation Designee marks a PIK position at 70 to 75 cents

on the dollar of accumulated cost, it expresses its own assessment that the borrower's ability to

repay the PIK accretions is uncertain.

220.   The table below details the quarterly progression of amortized cost, fair value, and

FV/Cost ratios for each of the selected PIK positions in ARCC's portfolio from first quarter 2024

through first quarter 2026. As demonstrated, cost has risen steadily through PIK capitalization

while fair value has stagnated or declined, producing a widening gap that compounds each quarter:

ARCC PIK Position Tracking - Summary

Position	Instrument	PIK Rate	Type	Periods	Latest Cost	Latest FV	Latest FV/Cost	Cumul. Loss (UnR)
Amerivet	Subordinated Loan	8.25% PIK (was 16.50%)	Full PIK	8	77.0	65.8	85.5%	(11.2)
Aventine	Second Lien / Senior Sub Loan	5.13% PIK (was 10.25%)	Full PIK	7	53.1	40.9	77.0%	(12.2)
BVI Medical	First Lien Senior Secured Loan	9.92% (5.00% PIK)	Partial PIK	5	143.5	132.0	92.0%	(11.5)
Cornerstone OnDemand	Series A Preferred Shares	10.50% PIK	Full PIK	9	179.2	125.4	70.0%	(53.8)
Digicert	Series A Preferred Shares	10.50% PIK	Full PIK	9	208.0	153.9	74.0%	(54.1)
Essential Services	First Lien Senior Secured Loan	9.17% (2.75% PIK)	Partial PIK	1	151.5	145.4	96.0%	(6.1)
Huskies Senior Sub	Senior Subordinated Loan	10.00% PIK	Full PIK	9	137.2	123.5	90.0%	(13.7)
Plaskolite	First Lien Senior Secured Loan	11.64% (4.00% PIK)	Partial PIK	3	266.1	252.8	95.0%	(13.3)
Symplr	Second Lien Senior Secured Loan	13.77% (4.00% PIK)	Partial PIK	7	55.7	41.8	75.0%	(13.9)
WebPT	Senior Subordinated Loan	13.25% PIK	Full PIK	8	76.8	66.8	87.0%	(10.0)
TOTAL					**1,348.1**	**1,148.3**		**(199.8)**

Source: ARCC 10-Q filings (SEC EDGAR). Dollar amounts in millions.

<p style="text-align:center">(ii)   PIK Structure and the Absence of a Cash Performance Signal</p>

221.   With a conventional cash-pay loan, the periodic coupon functions as an

independent signal of credit performance. If the borrower fails to deliver a scheduled cash interest

payment, the absence of that payment is observable, binary, and forces the investment manager to

confront whether the position should be reclassified as nonperforming. The cash coupon is, in

<p style="text-align:center">61</p>

effect, an honest broker: it either arrives or it does not, and its non-arrival triggers a chain of disclosure and marking consequences that the manager cannot easily defer.

222.   PIK securities eliminate this mechanism. Because the contractual terms permit (or require) the borrower to satisfy its interest obligation by adding to the outstanding principal balance rather than delivering cash, there is never a moment at which the absence of a cash payment forces the valuation designee to acknowledge deterioration. The PIK accrual is an accounting entry that the adviser records each quarter; the borrower's obligation is met on paper regardless of whether the underlying enterprise could service a cash coupon of equivalent magnitude. The position remains technically "performing" under its contractual terms even as the credit quality of the borrower may be declining.

223.   This creates a defensive marking dynamic. The investment manager is sensitive to the reputational and litigation risk of carrying a position at or near par and then abruptly marking it down to a distressed valuation upon a formal non-accrual determination. To avoid that cliff effect, the valuation designee may instead allow fair value to drift downward gradually, quarter after quarter, producing the controlled descent visible in the above table: FV/Cost ratios declining over successive reporting periods. The gradual markdown avoids the binary "performing" versus "nonperforming" trigger, but it is itself an incremental admission of doubt about the recoverability of the accrued PIK balance.

224.   The result is that PIK positions occupy a valuation limbo that serves the adviser's interests. The position is never formally classified as nonperforming (preserving the income accrual and the incentive fees earned on that accrual), yet the fair value marks move further below cost (acknowledging, implicitly, that full recovery is uncertain). The adviser avoids the headline

risk of a non-accrual reclassification, avoids the abrupt markdown that would accompany it, and continues to earn fees on the compounding PIK income throughout the descent.

(iii)   PIK Income Mechanics and the Fee Conflict

225.   ASC Topic 946 provides GAAP accounting and reporting guidelines for entities that qualify as investment companies, and requires such entities to measure nearly all investments at fair value through the income statement, rather than using consolidation or the equity method. Under the specific identification method required by ASC 946, when a borrower elects to pay interest in kind rather than in cash, the accrued PIK amount is capitalized into the loan's principal balance and amortized cost basis. Each quarter, ARCC records investment income equal to the PIK coupon multiplied by the outstanding balance. That income increases the asset's cost basis but generates no cash inflow to the fund.

226.   The investment advisory fee structure creates a direct conflict at multiple levels. Defendant earns: (i) a base management fee calculated on ARCC's average total assets at fair value, including assets acquired with borrowed funds; (ii) an income-based incentive fee equal to 20% of pre-incentive fee net investment income exceeding a quarterly hurdle rate of approximately 1.75% (approximately 7% annualized), with a catch-up provision; and (iii) a capital gains incentive fee equal to 20% of cumulative net realized capital gains, net of unrealized depreciation.

227.   The income incentive fee is the most directly conflicted component of the fee structure in relation to PIK income. PIK income, which is entirely non-cash, counts dollar-for-dollar as net investment income for purposes of clearing the hurdle rate and triggering the 20% incentive fee. The adviser thus collects real cash fees on accrued but uncollected income. The base management fee, while calculated on fair value rather than cost, is nonetheless supported by the continued presence of these large PIK positions on the balance sheet at fair values in the hundreds

of millions of dollars. The capital gains incentive fee is affected at exit, where PIK inflated cost bases may produce realized losses rather than gains.

228.   Because ARCC, as a RIC, is required to distribute at least 90% of its investment company taxable income, including PIK income, ARCC must make cash distributions to stockholders on income it has not actually received in cash. The result is an asymmetrical structure that benefits Defendant while pressuring ARCC: accrued PIK income increases pre-incentive fee net investment income and therefore supports Defendant's quarterly cash incentive fees, but ARCC and its stockholders bear the cash burden of funding distributions on income that may not be collected until maturity, if ever.

(iv)   Valuation Governance: Adviser, Valuation Designee, and IVP

229.   As ARCC's adviser and Valuation Designee, Defendant earns fees based on the valuations it controls. To provide an appearance of independence, ARCC retains third party IVPs (at the direction of Defendant). However, the scope of the IVP's role is critically limited. As disclosed in ARCC's 10-Q filings: "Relevant information related to the portfolio investment is made available by the Valuation Designee to the IVP, who does not independently verify such information."[56]

230.   The IVP does not independently verify the information it receives. It relies entirely on data provided by the Valuation Designee, who is the investment adviser itself. The architecture is circular: the adviser originates the investments, accrues the PIK income that inflates their cost basis, selects the information provided to the IVP, and then uses the IVP's conclusions (derived from that unverified data) to support its fair value determinations, on which its own fees are calculated.

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[56] *See* Ares Capital Corporation, Q1 2026 10-Q, at 166.

(v)   **Applicable Regulatory Framework**

231.   Rule 2a-5 under the ICA governs the determination of fair value and permits a fund's board to designate the investment adviser as the Valuation Designee responsible for fair value determinations, subject to board oversight. The rule does not require the Valuation Designee to be independent of the adviser, nor does it mandate that the IVP independently verify the data it receives. The structural conflict identified above, where the fee earning adviser controls the valuation inputs, is permissible under the rule's current framework but raises questions about the adequacy of board oversight.

232.   ASC 820 10 (Fair Value Measurement) establishes hierarchy and methodology for fair value measurement. ARCC's PIK positions are classified as Level 3 assets (significant unobservable inputs), giving management wide discretion over the selection of valuation inputs and methodologies. The standard requires consideration of market participant assumptions, but the circular information flow described above, where the valuation process starts and ends with the adviser's own data, undermines the objectivity that ASC 820 10 contemplates.

233.   The Company's tax status as a RIC requires ARCC to distribute at least 90% of its investment company taxable income. Because PIK interest and preferred dividends constitute taxable income when accrued (regardless of cash receipt), the Company must fund distributions from other cash sources, including cash on hand, borrowings, repayments, asset sales, or capital raises. The result is a structural cash flow mismatch that benefits Defendant and burdens ARCC: PIK accruals increase reported income and support Defendant's quarterly incentive fees, while ARCC must distribute cash on income that may not be collected until maturity, if ever. The risk is not hypothetical; where Defendant marks PIK positions below accumulated cost, those marks

reflect doubt that the accrued income will be fully recovered, even as Defendant has already collected fees on that income.

3. The Macro and Credit Backdrop Demanded Asset Write-Downs

234.   The recent period of ARCC's fourth quarter 2024 to fourth quarter 2025 featured known headwinds that warranted lower marks on ARCC's portfolio investments but were disregarded by Defendant.

235.   First, the tariff escalation starting in April 2025 raised recession probability to 40% to 50% and cut gross domestic product growth to 0.5%.[57] This forced PE portfolio companies—leveraged at 8x average—to face significant margin compression and warranted lower marks.

236.   Second, the increasing disruptive effect of AI caused a significant rerating and repricing of software company debt and sparked volatility in credit markets in early 2026. UBS estimates default rates could hit 13% for US private credit if AI disruption accelerates—totaling $75 to $120 billion in potential defaults.[58] As of February 2026, $25 billion of speculative-rated software loans traded below 80 cents on the dollar and PIK usage industry-wide surged from about 5% to over 11%.[59]

237.   But Defendant appears to have understated ARCC's public reporting of exposure to software. While ARCC reported a significant software exposure of 24% based on GICS classifications as of December 31, 2025, that number excluded exposure within IHAM and SDLP, which are classified as "Financial Services" and "Investment Funds and Vehicles," respectively.

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[57] *See* Preston Caldwell, *Tariffs Are a Self-Inflicted Economic Catastrophe, Morningstar* (Apr. 8, 2025), *available at* https://www.morningstar.com/economy/tariffs-are-self-inflicted-economic-catastrophe.

[58] *See SaaS Markets Have Crashed in 2026. But is Private Credit the Even Bigger Risk?*, SAASTR (Feb. 20, 2026), *available at* https://www.saastr.com/saas-markets-have-crashed-in-2026-but-is-private-credit-the-even-bigger-risk/#:~:text=UBS%20estimates%20default%20rates%20could,And%20he's%20the%20bull.

[59] *See The Coming Credit Crunch*, SEEKING ALPHA (Mar. 21, 2026), *available at* https://seekingalpha.com/article/4884629-the-coming-credit-crunch.

While software exposure is limited within SDLP, it is the largest industry exposure in IHAM, representing approximately 16% of investments. Given that IHAM is about 84% loan-to-value, roughly 97% of IHAM's equity value is exposed to software:

ARCC Industry Exposure							
ARCC(1)		IHAM(2)		SDLP(3)			
Software and Services	24%	High Tech Industries	16%	Capital Goods		24%	
Financial Services	12%	Banking, Finance, Insurance & Real Estate	12%	Commercial & Professional Services		22%	
Health Care Equipment and Services	11%	Healthcare & Pharmaceuticals	12%	Household & Personal Products		15%	
Commercial and Professional Services	9%	Services: Business	11%	Consumer Distribution & Retail		13%	
Consumer Services	6%	Services: Consumer	6%	Health Care Equipment & Services		8%	
Insurance	5%	Retail	5%	Food & Beverage		6%	
Consumer Distribution and Retail	5%	Beverage, Food & Tobacco	5%	Financial Services		4%	
Capital Goods	5%	Automotive	4%	Insurance		3%	
Sports, Media and Entertainment	4%	Consumer Goods: Non-Durable	4%	Materials		3%	
Investment Funds and Vehicles	4%	Chemicals, Plastics & Rubber	3%	Software & Services		2%	
Pharma, Biotech and Life Sciences	3%	Hotel Gaming & Leisure	2%	Consumer Durables & Apparel		0%	
Materials	2%	Transportation: Consumer	2%	Sports, Media & Entertainment		0%	
Independent Power & Renewables	2%	Wholesale	2%				
Consumer Durables and Apparel	2%	Capital Equipment	2%				
Household and Personal Products	1%	Aerospace & Defense	2%				
Other	5%	Environmental Industries	2%				
		Construction & Building	2%				
		Containers, Packaging & Glass	1%				
		Telecommunicatons	1%				
		Media: Diversified & Production	1%				
		Other	5%				
Total	100%	Total	100%	Total		100%	
Software / Tech % of NAV		Software / Tech % of NAV		Software / Tech % of NAV			
ARCC Investments at Fair Value	$ 29,485	IHAM Investments at Fair Value	$ 11,599	SDLP Investments at Fair Value	$	4,159	
(x) % Software & Services	24%	(x) % High Tech Industries	16%	(x) % Software & Services		2%	
ARCC Software / Tech Exposure	$ 7,032	IHAM Software / Tech Exposure	$ 1,856	SDLP Software / Tech Exposure	$	65	
(/) ARCC NAV	14,318	(/) IHAM NAV	1,904	(/) SDLP NAV		1,117	
Software / Tech % of ARCC NAV	49%	Software / Tech % of IHAM NAV	97%	Software / Tech % of SDLP NAV		6%	

(1) ARCC industry exposure per pg. 10 of FY-25 10-K
(2) IHAM industry exposure per Ivy Hill Asset Management Q4'25 investor presentation
(3) SDLP industry exposure per Exhibit 99.2 of FY-25 10-K

238.   Including IHAM and SDLP, software and technology investments account for about 63% of ARCC's NAV on a consolidated basis. This estimate is consistent with industry classifications, which likely understate true software exposure, as detailed by the *Wall Street Journal*.[60]

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[60] *See* Jack Pitcher and Matt Wirz, *Private Credit's Exposure to Ailing Software Industry is Bigger than Advertised*, WALL STREET JOURNAL (Mar. 29, 2026), *available at* https://www.wsj.com/finance/investing/private-credits-exposure-to-ailing-software-industry-is-bigger-than-advertised-d80da378.

239.   Such high exposure to software and technology companies means increased AI disruption risks and pressured valuations. The rapid adoption of AI has caused sector-wide reevaluation of software debt, increased market concern and caution and has resulted in high redemption requests in non-traded BDCs.[61]

I.   Defendant's Duty that Was Not Discharged

240.   Defendant's obligations under SEC Rule 2a-5 and Section 36(b) created a clear duty to determine the fair value of fund investments in good faith.

241.   SEC Rule 2a-5 establishes requirements for an investment company's board, including an obligation to determine the fair value of fund investments in good faith. The SEC requires the valuation designee to assess and manage material conflicts of interest. Defendant's direct financial benefit from higher marks is precisely the conflict Rule 2a-5 was designed to address—yet ARCC's mark stability suggests this conflict was not effectively constrained.

242.   Section 36(b) establishes that investment advisers have a fiduciary duty with respect to the compensation they receive for a registered investment company. Defendant received $773 million in total fees in 2025 calculated on asset investment marks that it controls. ARCC's levels of PIK income, NAV discount trading, 63% consolidated software exposure, and increased leverage (on a consolidated basis) all suggest the Board has not exercised required oversight of Defendant's valuation conclusions.

243.   ARCC's Board oversight of the Valuation Designee and fair value determinations of the Fund's portfolio investments is limited. The independent directors rely on Defendant's models and independent valuation firms selected and paid for by Defendant.

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[61] *See US BDC Asset Coverage Cushions Sufficient for Possible Software Write-Offs*, FITCH RATINGS (Mar. 24, 2026), *available at* https://www.fitchratings.com/research/corporate-finance/us-bdc-asset-coverage-cushions-sufficient-for-possible-software-write-offs-24-03-2026.

244.   The valuation process of ARCC's portfolio is the predictable outcome of a valuation process where the entity controlling the marks benefits financially from holding them high, faces existential regulatory consequences if they fall too far, and co-invests alongside the parent in the very positions being marked. The apparent stability of the PIK securities is not a reflection of genuine value stability or evidence of credit quality, but rather a warning that valuation movements may be suppressed rather than independently measured.

COUNT I

ICA SECTION 36(b) BREACH OF FIDUCIARY DUTY
(EXCESSIVE INVESTMENT ADVISORY FEES)

245.   Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein.

246.   Plaintiff brings this Count derivatively on behalf of ARCC against Defendant for breach of fiduciary duty with respect to the receipt of compensation as defined by ICA Section 36(b).

247.   Defendant is the investment adviser to ARCC. Under Section 36(b), Defendant owes a fiduciary duty to ARCC with respect to Defendant's receipt of investment advisory fees from ARCC.

248.   Defendant breached its fiduciary duty under Section 36(b) by failing to put the interests of ARCC and its stockholders ahead of its own interests and charging investment advisory fees to ARCC that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

249.   Plaintiff seeks, pursuant to Section 36(b)(3), the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or

payments received from" ARCC, and/or, pursuant to Section 47(b) of the ICA, 15 U.S.C. §80-46(b), rescission of the Investment Advisory Agreement.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.   Declaring that Defendant has breached its fiduciary duty under Section 36(b) of the ICA through the receipt of excessive investment advisory fees from ARCC;

B.   Preliminarily and permanently enjoining Defendant from further breaches of its fiduciary duty under the ICA;

C.   Awarding damages, including, without limitation, rescissory damages and disgorgement, against Defendant in an amount including all investment advisory, supervisory and administrative, distribution and servicing fees paid to Defendant by the Fund for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

D.   An order awarding such equitable relief as the Court deems appropriate to remedy the asymmetrical compensation structure, including, without limitation, relief designed to ensure that advisory compensation is aligned with realized investment performance and does not reward non-cash or unrealized income, and imposing the clawback of incentive fees paid on deferred income not ultimately realized by the Fund;

E.   An order rescinding the Investment Advisory Agreement pursuant to Section 47 of the ICA, including restitution to ARCC of the excessive investment advisory fees

70

paid by ARCC from one year prior to the commencement of this action on behalf

of ARCC through the date of trial, lost investment returns on those amounts, and

interest thereon;

F.   An order awarding Plaintiff reasonable costs in this action, including attorneys'

fees, expert witness fees, and such other items as may be allowed to the maximum

extent permitted by law; and

G.   An order awarding such other and further relief in Plaintiff's favor, derivatively on

behalf of ARCC, as the Court deems equitable and just.

Dated: May 26, 2026


GRANT & EISENHOFER P.A.


By: s/ *James S. Notis*
James S. Notis
Meagan A. Farmer
485 Lexington Avenue, 29th Floor
New York, NY 10017
Tel: 646-722-8500
jnotis@gelaw.com
mfarmer@gelaw.com

Michael J. Barry
Christine M. Mackintosh
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000
mbarry@gelaw.com
cmackintosh@gelaw.com

**BERNSTEIN LITOWITZ BERGER &
GROSSMANN LLP**
Mark Lebovitch
Katherine M. Sinderson
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1519
markl@blbglaw.com
katiem@blbglaw.com

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WOOLERY & CO. PLLC
James Woolery
Derick Pillai
20 East 49th Street
New York, NY 10017
Tel: 212-287-7377
james@wooleryco.com
derick@wooleryco.com

Counsel for Plaintiff

VERIFICATION

I, Martin Siegel, hereby verify that I have reviewed the allegations in the Complaint; as to those allegations of which I have personal knowledge, I believe them to be true; and as to those allegations of which I lack personal knowledge, I rely upon the investigation of my counsel and I believe them to be true to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Dated: May 23 , 2026

Martin Siegel
_____
MARTIN SIEGEL